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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    Form S-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         GARDEN STATE NEWSPAPERS, INC.
             (Exact name of Registrant as specified in its Charter)


          Delaware                         2711                   22-675173
 -------------------------------  ----------------------------  --------------
 (State or other jurisdiction of  (Primary Standard Industrial  (IRS Employer
 incorporation or organization)    Classification Code Number)  Identification
                                                                     No.)

                           1560 Broadway, Suite 1450
                             Denver, Colorado 80202
                                 (303) 837-0886
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                                     Copy to:
         Joseph J. Lodovic, IV                Howell E. Begle, Jr.
    Garden State Newspapers, Inc.   Verner, Liipfert, Bernhard, McPherson & Hand
     1560 Broadway, Suite 1450            901 15th Street, N.W., Suite 700
        Denver, Colorado  80202            Washington, D.C.  20005
            (303) 837-0886                      (202) 371-6000

            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)

      Approximate date of commencement of proposed sale of the securities to the public: ________________________________.

 If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ________.

                        CALCULATION OF REGISTRATION FEE

  Title of Each Class of       Amount to be    Proposed Maximum        Proposed Maximum
Securities to be Registered     Registered     Offering Price(1)  Aggregate Offering Price(1)
---------------------------    ------------    -----------------  ---------------------------
  8.75% Series B Senior
Subordinated Notes Due 2009     $50,000,000         103.50%               $51,750,000

 (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.


    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
 SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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                            GARDEN STATE NEWSPAPERS, INC.

           CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

          ITEM OF FORM S-4                 LOCATION IN PROSPECTUS
          ----------------                 ----------------------

A.  INFORMATION ABOUT THE TRANSACTION

1.  Forepart of Registration
    Statement and Outside Front Cover
    Page of Prospectus  . . . . . . .    Cover of Registration Statement;
                                         Outside Front Cover Page of
                                         Prospectus; Cross Reference Sheet

2.  Inside Front and Outside
    Back Cover Pages of Prospectus  .    Available Information; Certain
                                         Information Incorporated by
                                         Reference
3.  Risk Factors, Ratio of
    Earnings to Fixed Charges and
    Other Information . . . . . . . .    Summary; Risk Factors; Selected
                                         Financial Data

4.  Terms of the Transaction. . . . .    Summary; Risk Factors; The Exchange
                                         Offer; Description of the Notes;
                                         Certain Federal Income Tax
                                         Considerations

5.  Pro Forma Financial Information .    Summary; Certain Information
                                         Incorporated by Reference

6.  Material Contacts with the
    Company Being Acquired  . . . . .    Not Applicable

7.  Additional Information
    Required for Re-offering by
    Persons and Parties Deemed to be
    Underwriters  . . . . . . . . . .    Not Applicable


8.  Interests of Named Experts
    and Counsel . . . . . . . . . . .    Not Applicable

9.  Disclosure of Commission Position
    on Indemnification for Securities
    Act Liabilities . . . . . . . . .    Not Applicable


B.  INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to
    S-3 Registrants . . . . . . . . .    Not Applicable


11. Incorporation of Certain
    Information by Reference  . . . .    Not Applicable


12. Information with Respect to
    S-2 or S-3 Registrants  . . . . .    Available Information; Certain
                                         Documents Incorporated by Reference

13. Incorporation of Certain
    Information by Reference  . . . .    Certain Information Incorporated by
                                         Reference
14. Information with Respect to
    Registrants Other than S-3 or S-2
    Registrants . . . . . . . . . . .    Not Applicable

          ITEM OF FORM S-4                 LOCATION IN PROSPECTUS
          ----------------                 ----------------------

C. INFORMATION ABOUT THE COMPANY
   BEING ACQUIRED

15. Information with Respect to
    S-3 Companies . . . . . . . . . .    Not Applicable


16. Information with respect to
    S-2 or S-3 Companies. . . . . . .    Not Applicable


17. Information with Respect to
    Companies Other Than S-3 or S-2
    Companies . . . . . . . . . . . .    Not Applicable

D.  VOTING AND MANAGEMENT INFORMATION

18. Information if Proxies, Consents or
    Authorizations are to be
    Solicited. . . . . . . . . . . . .   Not Applicable

19. Information if Proxies, Consents
    or Authorizations are not to be
    Solicited or in an Exchange
    Offer . . . . . . . . . . . . . .    The Exchange Offer; Certain
                                         Information Incorporated by
                                         Reference

    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOME EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

PROSPECTUS

                                  DATED MAY __, 1998
     OFFER FOR ALL OUTSTANDING SERIES A 8.75% SENIOR SUBORDINATED NOTES DUE 2009
                IN EXCHANGE FOR UP TO $50,000,000 PRINCIPAL AMOUNT OF
                  SERIES B 8.75% SENIOR SUBORDINATED NOTES DUE 2009
                                          OF
                            GARDEN STATE NEWSPAPERS, INC.

                                  THE EXCHANGE OFFER
             WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON JUNE __, 1998
                                   UNLESS EXTENDED

     Garden State Newspapers, Inc. ("Garden State" or the "Company"), a wholly owned subsidiary of Affiliated Newspapers Investments, Inc. ("ANI"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate of up to $50,000,000 principal amount of 8 3/4% Senior Subordinated Notes due 2009 (the "Exchange Notes") of Garden State for an identical face amount of the issued and outstanding 8 3/4% Senior Subordinated Notes due 2009 of Garden State from the Holders (as defined herein) thereof. As of the date of the Prospectus, there is $50,000,000 aggregate principal amount of the Original Notes outstanding. There are $250,000,000 of Exchange Notes previously outstanding, that were issued on February 2, 1998, in exchange for $250,000,000 of unregistered notes issued on October 1, 1997, pursuant to the same Indenture (as herein defined) as the Original Notes, and the Exchange Notes offered hereby (see Description of Notes). The terms of the Exchange Notes are identical in all material respects to the Original Notes, except that the Exchange Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for liquidated damages in respect of the Original Notes under certain circumstances described in the Registration Rights Agreement (as defined herein), which provisions will terminate as to all of the Notes upon consummation of the Exchange Offer. The Original Notes, together with the Exchange Notes offered by this Prospectus and all previously outstanding Exchange Notes, shall be referred to as the "Notes."

     The Exchange Notes will mature on October 1, 2009. Interest on the Exchange Notes is payable semi-annually on April 1 and October 1 of each year, commencing April 1, 1998. Garden State will not be required to make any mandatory redemption or sinking fund payment with respect to the Exchange Notes prior to maturity. The Exchange Notes will be redeemable at the option of Garden State, in whole or in part, at any time on or after October 1, 2002, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In the event of a Change of Control (as defined herein), Garden State will be required to make an offer to repurchase the Exchange Notes, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance that Garden State will have, or will have access to, sufficient funds to repurchase the Exchange Notes upon a Change of Control. See "The Exchange Notes--Certain Covenants--Change of Control."

     The Notes will be general unsecured obligations of Garden State, will be senior in right of payment to any future indebtedness of Garden State which is made expressly junior thereto and will be subordinated in right of payment to all existing and future Senior Debt of Garden State. The Notes will rank PARI PASSU in right of payment to Garden State's existing Senior Subordinated Secured Notes; however, Garden State's Senior Subordinated Secured Notes are secured by a second priority lien only on the capital stock of Garden State Investments, Inc. ("GSI"), a wholly owned subsidiary of the Company which owns certain of the business operations of Garden State. All existing and future liabilities of GSI and its subsidiaries (including the trade payables) will be effectively senior to the Notes. After giving effect to the sale of the Original Notes, no indebtedness of Garden State that would be subordinate to the Notes would be outstanding. As of December 31, 1997, and after giving effect to the sale of the Original Notes and the acquisition of the DAILY NEWS on January 29, 1998, Senior Debt of the Company would have been approximately $80.0 million, secured PARI PASSU debt would have been $100.0 million and the other outstanding liabilities of subsidiaries reflected on Garden State's consolidated balance sheet, including trade payables and accrued expenses, but not including guarantees of indebtedness of Garden State, would have been approximately $52.2 million.

  SEE "RISK FACTORS," WHICH BEGINS AT PAGE 13, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

                          -----------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
          UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------

             The date of this Prospectus is May _____, 1998.

     The Original Notes were sold on February 12, 1998, in a transaction not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the Original Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act. The Exchange Notes are being offered hereby in order to satisfy certain obligations of Garden State contained in the Registration Rights Agreement. Based on interpretations of comments by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, Garden State believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of Garden State within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, PROVIDED that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such Exchange Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. However, Garden State has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Notwithstanding the foregoing, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for such Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Original Notes acquired directly from Garden State). Garden State has agreed that, for a period not to exceed 180 days after consummation of the Exchange Offer (subject to extension in certain events), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     Except as described herein, the Exchange Notes initially will be in the form of one or more registered global book-entry notes without interest coupons (collectively, the "Global Exchange Notes") and will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York ("DTC"), and registered in the name of DTC or its nominee. See "The Exchange Notes--Book-Entry, Delivery and Form."

     Garden State does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There has not previously been any public market for the Exchange Notes and there can be no assurance that an active market for the Exchange Notes will develop. Moreover, to the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for untendered Original Notes could be adversely affected.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange. The date of acceptance and exchange of the Original Notes (the "Exchange Date") will be the fourth business day following the Expiration Date (as defined herein). Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Garden State will not receive any proceeds from the Exchange Offer. Garden State will pay all of the expenses incident to the Exchange Offer.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES BEING OFFERED BY THIS PROSPECTUS, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS PROSPECTUS.

                            AVAILABLE INFORMATION

     Garden State is subject to the informational requirements of the Exchange Act and accordingly files reports and other information with the Commission. Such reports and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Garden State files its reports and other information with the Commission electronically, and the Commission maintains a web site located at http://www.sec.gov containing such information.

     Garden State has filed a Registration Statement on Form S-4, together with all amendments and exhibits thereto, with the Commission under the Securities Act with respect to this Exchange Offer. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein include all material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event that the Company ceases to be subject to the informational requirements of the Exchange Act, the Company has agreed that, so long as any Notes remain outstanding, it will file with the Commission and distribute to holders of the Original Notes or the Exchange Notes, as applicable, copies of the financial information that would have been contained in such annual reports and quarterly reports, including management's discussion and analysis of financial condition and results of operations, that would have been required to be filed with the Commission, pursuant to the Exchange Act. See "Description of the Notes--Certain Covenants--Reports to Securities and Exchange Commission."

              CERTAIN INFORMATION INCORPORATED BY REFERENCE

THE FOLLOWING DOCUMENTS FILED WITH THE COMMISSION PURSUANT TO THE EXCHANGE ACT ARE INCORPORATED BY REFERENCE INTO AND DELIVERED WITH THIS PROSPECTUS:

1.   Annual report on Form 10-K for the year ended June 30, 1997.
2.   Current reports on Form 8-K dated July 31, 1997 and October 1, 1997.
3.   Current report on Form 8-K/A Amendment No. 1 dated July 31, 1997.
4.   Form 10-Q for quarter ended September 30, 1997.
5.   Form 10-Q for quarter ended December 31, 1997.
6.   Current report on Form 8-K dated January 29, 1998.
7.   Current report on Form 8-K/A Amendment No. 1 dated January 29, 1998.

     All documents filed by Garden State pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the effective time of the Exchange Offer shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.



       DISCLOSURE REGARDING FORWARD-LOOKING AND PRO FORMA STATEMENTS

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, CERTAIN STATEMENTS UNDER THE "PRO FORMA FINANCIAL DATA," "THE COMPANY," AND STATEMENTS LOCATED ELSEWHERE HEREIN REGARDING THE COMPANY'S FINANCIAL POSITION AND OPERATING STRATEGY, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING UNDER "RISK FACTORS" AND ALSO INCLUDE THE FOLLOWING:
(1) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF BUSINESSES ACQUIRED BY THE COMPANY (INCLUDING CLUSTERING) MAY BE GREATER THAN EXPECTED;
(2) UNANTICIPATED INCREASES MAY OCCUR IN FINANCING AND OTHER COSTS, SUCH AS NEWSPRINT OR LABOR COSTS; (3) GENERAL ECONOMIC OR BUSINESS CONDITIONS, EITHER NATIONALLY OR IN THE REGIONS IN WHICH THE COMPANY CONDUCTS BUSINESS, MAY BE LESS FAVORABLE THAN EXPECTED; AND (4) COMPETITION, INCLUDING FROM OTHER NEWSPAPERS, OTHER TRADITIONAL FORMS OF ADVERTISING AND NEWER FORMS MADE POSSIBLE BY THE INTERNET AND OTHERWISE. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                                  SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION (INCLUDING DEFINED TERMS), FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. ALL REFERENCES IN THIS PROSPECTUS TO "GARDEN STATE" MEAN GARDEN STATE NEWSPAPERS, INC. AND ALL REFERENCES TO THE "COMPANY" MEAN GARDEN STATE AND ITS DIRECT AND INDIRECT SUBSIDIARIES (THE "SUBSIDIARIES"), UNLESS THE CONTEXT OTHERWISE REQUIRES.

                                THE COMPANY

     Garden State, a wholly owned subsidiary of Affiliated Newspapers Investments, Inc. ("ANI"), is one of the largest privately held suburban newspaper publishing companies in the United States. Garden State, founded in March 1985, by William Dean Singleton and Richard B. Scudder, and as of March 31, 1998, owns and operates 27 market dominant daily and 55 weekly newspapers in eight states (including suburban markets in close proximity to the San Francisco Bay area, Los Angeles, New York City, Philadelphia and Boston). The Company's principal sources of revenue are advertising and circulation sales. Other sources of revenue include commercial printing and electronic media operations. The Company's newspapers had a combined daily and Sunday paid circulation of approximately 1,060,989 and 1,063,188, respectively, as of September 30, 1997, including the acquisition and dispositions discussed below. From fiscal 1994 to fiscal 1997, the Company increased revenues and EBITDA, principally from acquisitions and, to a lesser extent, internal growth, from $186.6 million and $37.3 million to $302.9 million and $68.6 million, respectively, while reducing its Leverage Ratio from approximately 6.0x to 4.5x.

     On July 31, 1997, December 16, 1997, and January 29, 1998, the Company acquired THE SUN in Lowell, Massachusetts, the PRESS-TELEGRAM in Long Beach, California, and the DAILY NEWS in the San Fernando Valley of Los Angeles, California, respectively. In addition, on December 5, 1997, the Company sold the NORTH JERSEY HERALD & NEWS located in Passaic, New Jersey, and sixteen weekly newspapers in surrounding counties.

     Garden State's newspapers are geographically diverse and generally positioned in markets with limited direct competition for local newspaper advertising. Management believes the Company's markets, taken as a whole, have above average population and sales growth potential. The Company's newspapers are established franchises with strong local identities and often serve as the primary source of local news and information in the communities they serve. The Company's newspapers address the specific needs of the community, providing a unique combination of social and economic services in a way in which only they can provide, making them an attractive purchase for both the reader and the advertiser.

     Garden State has grown significantly by making strategic acquisitions in markets which management believes have above average growth potential and through internal growth. The Company's main acquisition focus is on newspaper markets contiguous to its own, allowing it to realize certain operating synergies. The Company refers to this acquisition strategy as clustering. A majority of the Company's newspapers are located in regional clusters, allowing them to achieve higher operating margins through efficient use of labor and equipment and by providing opportunities to cross-sell advertising. Management occasionally divests newspaper properties which no longer fit a cluster strategy and at such time, in management's opinion, the value of such newspaper property has been maximized. This strategy has enabled the Company to reinvest sale proceeds in newspaper properties which can be clustered, allowing the Company to achieve greater revenue and EBITDA growth while reducing its Leverage Ratio.

     Management believes that one of the keys to the Company's improved financial position and future growth prospects is the successful implementation of its clustering and acquisition strategy. This strategy may include selective dispositions or asset exchanges from time to time. From May 31, 1994 through January 31, 1998, the Company has acquired 20 daily and 25 weekly newspapers for aggregate consideration (including the assumption of debt) of $491.1 million. During the same period, the Company disposed of five daily and 25 weekly newspapers for a combined $165.1 million, resulting in realized pre-tax gains of $81.4 million. These acquisitions and dispositions would have resulted in a net increase in debt of $326.2 million if such transactions had occurred on June 30, 1997 and pro forma EBITDA of $66.1 million for the year then ended, representing a debt to EBITDA ratio of 4.9x. Management believes that its cluster acquisitions and its selective dispositions of newspapers (those which had limited growth prospects and no longer fit a cluster strategy) have positioned the Company to achieve greater internal growth in the future than it would have otherwise been able to achieve.

                            OPERATING STRATEGY

     The Company's strategy is to increase revenues and cash flows through geographic clustering; targeted marketing programs; local news leadership; high quality editorial content and presentation; circulation growth; cost control; and strategic technological investments, as described below:

     - GEOGRAPHIC CLUSTERING. The Company has acquired and assembled newspapers, and may continue to acquire newspapers, in contiguous markets ("clusters"). Clustering enables the Company to realize operating efficiencies and economic synergies, such as the sharing of management, accounting and production functions. In addition, the Company seeks to increase operating cash flows at acquired newspapers through cost reductions, including labor and web width reductions, as well as overall improved cost management. Clustering also enables management to maximize revenues through the cross-selling of advertising among contiguous newspaper markets. As a result of clustering, management believes that the Company's newspapers are able to obtain higher operating margins than they would otherwise be able to achieve on a stand alone basis.

     - TARGETED MARKETING PROGRAMS. Through a strong local presence and active community relations, the Company is able to develop programs to maximize its advertising revenues. The Company utilizes research, demographic studies and zoning (marketing directed to a particular sub-segment of a local area) to develop marketing programs and meet the unique needs of specific advertisers.

     - LOCAL NEWS LEADERSHIP. The Company's newspapers generally have the largest local news gathering resources in their markets. As a result of emphasizing local news, the Company's newspapers generally are able to generate reader loyalty and create franchise value. Because the Company's provision of local news is a unique product in its markets, its newspapers satisfy the demands of both its readers and advertisers.

     - HIGH QUALITY EDITORIAL CONTENT AND PRESENTATION. The Company's newspapers are committed to editorial excellence, providing the proper mix of local and national news to effectively serve the needs of their local markets. The Company's newspapers often receive awards for excellence in various areas in their respective regions and categories. In addition, the Company's newspapers are generally produced on modern offset presses and are designed to attract readers through attractive layouts and color enhancements.

     - CIRCULATION GROWTH. The Company believes that circulation growth is essential to the creation of long-term franchise value at its newspapers. Accordingly, the Company has and will continue to invest in telemarketing and promotional campaigns to increase circulation and readership. The Company has also established management incentive programs which reward its publishers for circulation growth at each of its daily newspapers. As a result of management's commitment to circulation growth, the Company is one of the few newspaper groups which, over the past several years, has been able to grow aggregate circulation (excluding the effects of acquisitions).

     - COST CONTROL. Each of the Company's newspapers emphasizes cost control with a particular focus on managing staffing requirements. At newspapers with collective bargaining units, management strives to enter into long-term agreements with minimal annual increases. In addition, the Company further controls labor costs through investments in state-of-the-art production equipment that improves production efficiencies. Management is equally focused on newsprint cost control. Each of the Company's newspapers benefits from discounted newsprint costs through its relationship with MediaNews Group, Inc. ("MNG") and MNG's buying power, as the 7th largest newspaper group in the United States in terms of circulation as of September 30, 1997. The Company's newspapers buy newsprint from several suppliers, under arrangements covering MNG affiliates, resulting in what management believes are some of the most favorable newsprint prices in the industry. Through MNG, the Company has available to it fixed price newsprint contracts with certain suppliers, expiring over the next 12 months to two years, as well as newsprint purchasing arrangements with certain of its other suppliers which delay the adverse effect of newsprint price increases. Based on expected newsprint utilization at Garden State, approximately two-thirds of the Company's annual newsprint consumption for the remainder of fiscal year 1998 and fiscal year 1999 will be covered by fixed price contracts, at prices which are currently below market.

          In order to further control newsprint costs while improving customer satisfaction, beginning in October 1995, the Company began converting all its newspapers to a 50-inch web width. Prior to such conversions, the Company's newspapers had either 54 or 55-inch web widths. These conversions have permanently reduced the Company's newsprint consumption in excess of 8%. At March 31, 1998, all the Company's newspapers, except Lebanon, Pennsylvania, were printed using a 50-inch web width.

     - STRATEGIC TECHNOLOGICAL INVESTMENTS. In the past, MNG has tested the electronic delivery of news and advertising to consumers through websites at Alameda Newspaper Group and Denver Newspapers, Inc., an affiliate of Garden State and owner of THE DENVER POST ("Denver Newspapers"). Based on the success of its initial online projects and the rate at which electronic advertising as a whole is beginning to grow, MNG established MediaNews Technologies ("MNT") to develop and maintain websites for each of the Company's daily newspapers. MNT is currently developing websites to provide an online editorial presence and full online classified services for each of the Company's daily newspapers. The Company expects that it will have all its daily newspapers online by June 30, 1998. Although the Company believes that providing an online product service is important to broadening the presence of the newspapers in the communities served and ultimately to increasing the Company's revenues through such value added services, the Company believes almost all of its customers prefer the newspaper in a printed form. By being the leading, and in certain instances the sole, provider of local news in most of its markets, management believes that its newspapers are poised to respond and to benefit from any changes in the manner in which news and information are delivered in the future.

     As a result of the implementation of the operating strategy described above, management believes the Company is positioned to continue to achieve internal growth. The Company may, from time to time, seek strategic or targeted newspaper acquisitions and dispositions such as the recently completed the DAILY NEWS Acquisition. The Company continually reviews newspaper acquisition candidates that it believes are underperforming in terms of operating cash flows but have an established history of strong readership and advertiser loyalty and are available at attractive prices. Such acquisitions will only be made in circumstances in which management believes that such acquisitions would contribute to the Company's overall growth strategy, whether through revenue growth and/or cost reduction opportunities, and represent attractive values based on price.

     Garden State is managed by MNG, an affiliate of the Company, which is wholly owned by Messrs. Singleton and Scudder. MNG provides management and related services to Garden State and Denver Newspapers, Inc. as well as other newspapers owned by Messrs. Singleton and Scudder and their families. Messrs. Singleton and Scudder currently plan to use Garden State and its subsidiaries as the primary vehicle to acquire additional daily and weekly newspapers in the future, to the extent permitted by existing debt covenants and such acquisition candidate meets the Company's investment criteria. MNG provides the Company with cost-effective corporate resources and newsprint buying power generally only available to larger corporations. Messrs. Singleton and Scudder have spent their entire careers in the newspaper publishing industry, and their family members and family trusts own all of the capital stock of ANI and thus, indirectly, all of the capital stock of Garden State (respectively, the "Singleton Shareholder Group" and the "Scudder Shareholder Group"), other than the Class B Common Stock, which represents 7.5% of the outstanding capital stock of ANI. The executive officers of MNG are also executive officers of Garden State and ANI.

     Garden State is a Delaware corporation with its principal office located at 1560 Broadway, Suite 1450, Denver, Colorado 80202. Garden State's telephone number is (303) 837-0886.

                                  THE EXCHANGE OFFER

The Exchange Offer. . The Company is offering to exchange, pursuant to the
                      Exchange Offer, up to $50,000,000 aggregate principal amount of Original Notes that are properly tendered and accepted. The Company will issue Exchange Notes on or promptly after the Expiration Date. There is $50,000,000 aggregate principal amount of Original Notes outstanding. See "The Exchange Offer."


Registration Rights
 Agreement. . . . . . The Original Notes were sold by the Company on February
                      12, 1998, to Goldman, Sachs & Co. (the "Initial Purchaser") pursuant to a Purchase Agreement dated as of February 6, 1998, by and among the Company and the Initial Purchaser (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company and the Initial Purchaser entered into a Registration Rights Agreement dated as of February 6, 1998 (the "Registration Rights Agreement"), which grants the holders of the Original Notes certain exchange and registration rights. See "The Exchange Offer--Termination of Certain Rights." This Exchange Offer is intended to satisfy such rights, which terminate upon the consummation of the Exchange Offer. The holders of the Exchange Notes are not entitled to any exchange or registration rights with respect to the Exchange Notes.

Expiration Date . . . The Expiration Offer will expire at 5:00 p.m., New York
                      City time, on June _____, 1998, unless the Exchange Offer is extended by the Company, in its sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

Accrued Interest on
the Exchange Notes
and Original Notes. . The Exchange Notes will bear interest from and including the Issue Date (i.e., October 1, 1997). Holders whose Original Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Original Notes.

Conditions to the
Exchange  Offer . . . The Exchange Offer is subject to certain customary conditions which may be waived by the Company. See "The Exchange Offer--Certain Conditions to the Exchange Offer." The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

Special Procedures
for Beneficial
Owners. . . . . . . . Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Original Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "The Exchange Offer--Procedures for Tendering." If such beneficial owner wishes to tender on such owner's behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Procedures for
Tendering Notes . . . Each holder of Original Notes wishing to accept the
                      Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Original Notes and any other required documentation to The Bank of New York, as Exchange Agent, at the address set forth therein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder, (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company, (iv) if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in, the distribution of Exchange Notes, (v) if such holder is a broker-dealer (a "Participating Broker-Dealer") that will receive Exchange Notes for its own account in exchange for Notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes (provided that by so acknowledging and delivering a prospectus, the Participating Broker-Dealer will not be deemed to admit it is an "underwriter" within the meaning of the Securities Act), and (vi) that the holder is not acting on behalf of any persons or entities who could not truthfully make the foregoing representations. See "The Exchange Offer--Procedures for Tendering."

Guaranteed Delivery
Procedures. . . . . . Holders of Original Notes who wish to tender their
                      Original Notes and whose Original Notes are not immediately available or who cannot deliver their Original Notes, the Letter of Transmittal or any other document required by the Letter of Transmittal to The Bank of New York, as Exchange Agent, prior to the Expiration Date, must tender their Original Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

Acceptance of the
Original Notes
and Delivery of the
Exchange Notes. . . .  Subject to the satisfaction or waiver of the conditions to the Exchange Offer, the Company will accept for exchange any and all Original Notes that are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Withdrawal Rights . .  Tenders of Original Notes may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer--Withdrawal of Tenders."

Certain Federal
Income Tax
Considerations. . . .  For a discussion of certain federal income tax considerations relating to the exchange of the Original Notes for the Exchange Notes, see "Certain U.S. Federal Income Tax Considerations."


Exchange Agent. . . .  The Bank of New York is serving as the exchange agent
                       (the "Exchange Agent") in connection with the Exchange Offer. The Bank of New York also serves as Trustee under the Indenture.

Consequences of
Failure to Exchange .  The Original Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Notes may be resold only (i) to the Company, (ii) pursuant to Rule 144A or Rule 144 under the Securities Act or pursuant to some other exemption under the Securities Act, (iii) outside the United States to a foreign person pursuant to the requirements of Rule 904 under the Securities Act, or
                       (iv) pursuant to an effective registration statement under the Securities Act. See "The Exchange Offer-- Consequences of Failure to Exchange."

                                    THE NOTES

The Exchange Notes. .  The Exchange Offer applies to $50,000,000 aggregate principal amount of the Original Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting their transfer pursuant to the Securities Act, and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. There are $250,000,000 of exchange notes that were previously issued in an Exchange Offer completed on February 2, 1998. See "Description of Notes" for further information and for definitions of certain capitalized terms used below.

Maturity Date . . . .  October 1, 2009.

Interest Rates and
Payment Dates . . . .  The Notes will bear interest at a rate of 8-3/4% per annum, payable semi-annually on April 1 and October 1 of each year, commencing April 1, 1998.

Optional Redemption .  The Notes are redeemable at the option of Garden
                       State, in whole or in part, on and after October 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time, or from time to time, on or prior to October 1, 2000, Garden State may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of Notes originally issued at a redemption price equal to 108.75% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of such redemption, PROVIDED that at least $162.5 million aggregate principal amount of Notes originally issued remains outstanding immediately after any such redemption.

Change of Control. .   Upon the occurrence of a Change of Control, Garden
                       State will be required to offer to repurchase the Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Certain Covenants. .   The Indenture pursuant to which the Notes will be
                       issued (the "Indenture") imposes certain restrictions on the ability of Garden State and its Restricted
                       Subsidiaries to, among other things, consummate certain asset sales, incur liens, incur indebtedness, pay dividends or make certain other Restricted
                       Payments, enter into transactions with Affiliates, and on the ability of a Restricted Subsidiary to impose restrictions on its ability to pay dividends or make certain payments to Garden State. In addition, the Indenture limits the ability of Garden
                       State to merge or consolidate with any person or sell all or substantially all of its assets. Such restrictions are subject to certain qualifications and exceptions. See "Description of the Notes--
                       Certain Covenants" and "Risk Factors--Restrictions on the Ability to Pay Dividends to ANI" as to possible dividends or other payments to ANI, the Company's parent.

Ranking and Structure. The  Notes  will  be general unsecured obligations of
                       Garden State, will be senior in right to payment to any future indebtedness of Garden State which is made expressly junior thereto (such as the $47,600,000 subordinated promissory note issued on January 30, 1998 pursuant to the Garden State Newspapers, Inc. and Greenco, Inc. Subordinated Note Purchase Agreement), and will be subordinated in right of payment to all existing and future Senior Debt of Garden State (including all indebtedness under the Garden State Credit Facility). The Notes will rank PARI PASSU in right of payment with the existing Senior Subordinated Secured Notes; however, Garden State's Senior Subordinated Secured Notes are secured by a second priority lien only on the capital stock of GSI, which owns certain of the business operations of Garden State. All existing and future liabilities of GSI and its subsidiaries (including trade payables) will be effectively senior to the Notes. After giving effect to the Offering and the DAILY NEWS Acquisition, no indebtedness of Garden State which would be subordinate to the Notes would be outstanding. As of December 31, 1997, and after giving effect to the issuance of the Original Notes and the acquisition of THE SUN and the DAILY NEWS, Senior Debt of Garden State would have been approximately $80.0 million, secured PARI PASSU debt would have been $100.0 million, and the other outstanding liabilities of the Subsidiaries reflected on Garden State's consolidated balance sheet, including trade payables and accrued expenses, but not including guarantees of indebtedness of Garden State, would have been approximately $52.2 million. Secured PARI PASSU debt will, to the extent such security is then available, have a claim prior to the holders of the Notes with respect to the value of the GSI stock.

For additional information regarding the Notes, see "Description of Notes."


                                     RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Exchange Notes.

                               SELECTED FINANCIAL DATA

     The following table sets forth certain selected financial data of Garden State. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Garden State and Notes thereto which have been incorporated by reference in this Prospectus. The selected financial data as of and for the fiscal years ended June 30, 1995 through 1997 have been derived from the Garden State financial statements which have been audited by independent certified public accountants, and which are incorporated by reference in this Prospectus. The selected financial data for the years ended June 30, 1993 and 1994 have been derived from audited financial statements which are not included herein. The selected financial data for the six months ended December 31, 1997 and 1996 have been derived from unaudited financial statements which are incorporated by reference in this Prospectus. In the opinion of management of the Company, the unaudited financial statements for the six months ended December 31, 1997 and 1996 have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended December 31, 1997, are not necessarily indicative of the results that may be expected for the year ending June 30, 1998. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, and related notes thereto, incorporated by reference in this Prospectus. (Dollars in thousands.)

                                                                                                               Six Months Ended
                                                                   Fiscal Year Ended June 30                     December 31
                                                  -------------------------------------------------------   ---------------------
                                                    1993        1994       1995       1996        1997         1997        1997
                                                  ---------   --------   --------  ---------   ----------   ---------  ----------
INCOME STATEMENT DATA:
Revenues
 Advertising  . . . . . . . . . . . . . . . . .   $ 148,237   $159,653   $179,268  $ 197,954   $  242,914   $ 113,525  $  150,845
 Circulation  . . . . . . . . . . . . . . . . .      25,642     25,198     30,517     39,930       48,451      21,465      30,883
 Other  . . . . . . . . . . . . . . . . . . . .       1,931      1,792      3,260      7,546       11,537       4,975       7,262
                                                  ---------   --------   --------  ---------   ----------   ---------  ----------

Total Revenues  . . . . . . . . . . . . . . . .     175,810    186,643    213,045    245,430      302,902     139,965     188,990

Cost of Sales . . . . . . . . . . . . . . . . .      63,930     68,531     79,098     98,469      106,476      50,289      64,941
Selling, General & Administrative . . . . . . .      76,864     79,217     88,847    100,230      125,632      57,121      75,400
Management Fees . . . . . . . . . . . . . . . .       1,402      1,552      1,666      2,008        2,205       1,066       1,339
Depreciation and Amortization . . . . . . . . .      21,094     19,900     18,710     21,841       24,689      10,967      16,507
Interest Expense  . . . . . . . . . . . . . . .      24,064     24,623     25,806     27,414       31,903      14,390      20,141

Gain on Sale of Newspaper Property  . . . . . .          --      6,536      4,153      8,291       30,575          --      31,829

Income (Loss) Before Income Taxes
 and Extraordinary Loss . . . . . . . . . . . .     (13,794)   (15,253)       684       (752)      34,577       1,319      34,544
Net Income (Loss)(a)  . . . . . . . . . . . . .     (10,992)    18,716      1,048      1,260       24,739      (8,825)     27,615

OTHER FINANCIAL DATA:
EBITDA(b) . . . . . . . . . . . . . . . . . . .   $  33,614   $ 37,343   $ 43,434  $  44,723   $   68,589   $  31,489  $   47,310
EBITDA Margin(c)  . . . . . . . . . . . . . . .       19.1%      20.0%      20.4%      18.2%        22.6%       22.5%       25.0%
Capital Expenditures  . . . . . . . . . . . . .   $   6,564   $  3,380   $  4,284  $   8,079   $    8,836   $   4,948  $    3,794
Leverage Ratio(d) . . . . . . . . . . . . . . .        6.9x       6.0x       5.1x       4.6x         4.5x          --          --
Ratio of EBITDA to Interest Expense . . . . . .        1.4x       1.5x       1.7x       1.6x         2.1x        2.2x        2.3x
Ratio of Earnings to Fixed Charges(e) . . . . .          --         --       1.0x         --         1.9x        1.1x        2.3x

BALANCE SHEET DATA:
Intangible Assets (net) . . . . . . . . . . . .   $ 143,299   $143,190   $134,409  $ 118,396   $  230,938   $ 213,388  $  308,083
Total Assets  . . . . . . . . . . . . . . . . .     263,073    252,561    250,500    240,759      414,431     376,645     526,563
Long-Term Debt and Capital Leases . . . . . . .     231,341    235,147    223,847    210,589      350,822     353,211     413,810
Other Long-Term Liabilities and Obligations . .      14,051      3,852      5,042      8,101        5,488       5,796       5,199
Total Shareholders' Equity (Deficit)  . . . . .    (114,847)   (23,100)   (22,052)   (20,792)       3,947     (29,617)     31,562

     (FOOTNOTES ON PAGE 12)

                     UNAUDITED PRO FORMA SELECTED FINANCIAL DATA

     Unaudited pro forma income statement data for fiscal 1997 gives effect to the acquisition of THE SUN and the DAILY NEWS and the sale of the Original Notes as if the transactions had occurred on July 1, 1996. Unaudited pro forma income statement data for the six months ended December 31, 1997, give effect to the acquisition of the DAILY NEWS and the sale of the Original Notes as if they occurred on July 1, 1997. For purposes of the balance sheet data, the unaudited pro forma data include the acquisition of the DAILY NEWS and the sale of the Original Notes as if these occurred on December 31, 1997. (Dollars in thousands.)

                                                   Unaudited       Unaudited
                                                   Pro Forma       Pro Forma
                                                    June 30,      December 31,
                                                     1997(g)         1997(g)
                                                -------------    -------------
 INCOME STATEMENT DATA:
 Revenues
  Advertising  . . . . . . . . . . . . . . .    $     342,514    $      193,661
  Circulation  . . . . . . . . . . . . . . .           73,627            39,674
  Other  . . . . . . . . . . . . . . . . . .           12,166             7,696
                                                -------------    --------------

 Total Revenues  . . . . . . . . . . . . . .          427,947           241,031

 Cost of Sales . . . . . . . . . . . . . . .          160,023            83,888
 Selling, General & Administrative . . . . .          178,338           100,031
 Management Fees . . . . . . . . . . . . . .            2,205             1,339
 Depreciation and Amortization . . . . . . .           35,366            19,596
 Interest Expense  . . . . . . . . . . . . .           47,319            25,437

 Gain on Sale of Newspaper Property  . . . .           30,575            31,829

 Income Before Income Taxes and
   Extraordinary Loss  . . . . . . . . . . .           27,027            33,532
 Net Income(a) . . . . . . . . . . . . . . .           18,255            26,603

 OTHER FINANCIAL DATA:
 EBITDA(b) . . . . . . . . . . . . . . . . .    $      87,381    $       55,773
 EBITDA Margin(c)  . . . . . . . . . . . . .            20.4%             23.1%
 Capital Expenditure . . . . . . . . . . . .    $       8,836    $        3,794
 Leverage Ratio(d) . . . . . . . . . . . . .            5.13x                --
 Ratio of EBITDA to Interest Expense . . . .            1.85x             2.19x

 BALANCE SHEET DATA:
 Intangible Assets (net) . . . . . . . . . .           (f)       $      387,611
 Total Assets  . . . . . . . . . . . . . . .           (f)              663,132
 Long-Term Debt and Capital Leases . . . . .           (f)              531,410
 Other Long-Term Liabilities and Obligations           (f)                7,599
 Total Shareholders' Equity  . . . . . . . .           (f)               31,562

     (FOOTNOTES ON PAGE 12)

(FOOTNOTES FOR PAGES 10 AND 11)

(a) The six months ended December 31, 1997, and the fiscal year 1997, include approximately $7.0 million and $4.4 million, respectively, of expense associated with the write-off of debt issuance cost and bank fees. Fiscal year 1997 also includes $9.5 million of make-whole premiums associated with the prepayment on October 31, 1996, of the previously outstanding senior notes and related expenses.

(b) EBITDA represents total revenues less cost of sales, selling, general and administrative expense and management fees charged by MNG. Although EBITDA is not a measure of performance calculated in accordance with GAAP, the Company believes that EBITDA is an indicator and measurement of its leverage capacity and debt service ability. EBITDA should not be considered as a measure of profitability or liquidity or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the Company's financial statements or any other GAAP measure as an indicator of the Company's performance.

(c) EBITDA Margin represents EBITDA divided by total revenues. Management believes EBITDA Margin is a useful indicator of the percentage of each sales dollar that is left after deducting cost of sales, selling, general and administrative expense and management fees charged by MNG.

(d)  Calculated as defined. See "Description of the Notes."

(e) For purposes of calculating the ratio of earnings to fixed charges, earnings means pre-tax income from continuing operations for such period plus fixed charges for such period except any interest capitalized for such period. Fixed charges means the sum of (i) interest, whether expensed or capitalized, (ii) amortization of debt expense and discount or premium and
     (iii) that portion of rental expense that is representative of interest. In fiscal years 1993, 1994 and 1996, earnings were not sufficient to cover fixed charges by $13.8 million, $15.3 million and $0.8 million, respectively.

(f) Pro forma balance sheet data is presented for the six-month period ended only, as previous transactions have already been reflected in the balance sheet as of December 31, 1997.

(g) Details of the pro forma adjustments are included in Form 8-K/A dated January 21, 1998, and has been incorporated by reference herein.

Note: No pro forma information for the acquisition of the Long Beach PRESS TELEGRAM or the sale of the North Jersey HERALD & NEWS has been included as these transactions were not material as defined by regulation SX.

                                     RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE TENDERING THE ORIGINAL NOTES FOR THE EXCHANGE NOTES OFFERED HEREBY, HOLDERS OF THE ORIGINAL NOTES SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, WHICH (OTHER THAN "CONSEQUENCES OF FAILURE TO EXCHANGE") ARE GENERALLY APPLICABLE TO THE ORIGINAL NOTES AS WELL AS THE EXCHANGE NOTES.

NOTES SUBORDINATED TO CREDITORS OF SUBSIDIARIES

     Garden State conducts certain of its business operations directly; however, a majority of its operations are conducted by subsidiaries of GSI, which is a wholly owned subsidiary of Garden State. Garden State's ability to meet its obligations, including with respect to the Notes, will be at least partially reliant upon dividends and other payments from its Subsidiaries, which will be dependent upon the availability of cash flow from operations, proceeds from the sale of assets and/or borrowings. On a pro forma basis, for fiscal 1997 as presented, approximately 35.9% of Garden States' EBITDA came from its own business operations with the remaining 64.1% coming from its Subsidiaries.

RESTRICTIONS ON THE ABILITY TO PAY DIVIDENDS TO ANI

     ANI, the parent of Garden State and Denver Newspapers, Inc., has no material operations of its own. ANI is the sole obligor with respect to the ANI Senior Discount Debentures. The ANI Senior Discount Debentures do not pay interest in cash until January 1, 2000. The ANI Senior Discount Debentures are not callable by ANI until July 1, 1999, at which time they will have an accreted value of $173,576,000. See "Description of Other Indebtedness--ANI Senior Discount Debentures." It is expected that ANI will be principally dependent upon dividends and other payments from its subsidiaries, including Garden State, to meet its debt service and other requirements. As a result of the leverage of ANI, ANI may be required to cause Garden State to take certain actions that Garden State would not otherwise take. The Indenture under which the Notes will be issued will restrict the ability of Garden State to pay dividends and restrict Garden State and its Restricted Subsidiaries from making other Restricted Payments or otherwise engaging in transactions with their Affiliates. The Indenture will, however, permit Garden State to purchase the ANI Senior Discount Debentures or to make dividend payments to ANI in an amount sufficient for ANI to redeem, repurchase or retire the ANI Senior Discount Debentures so long as no Default or Event of Default shall have occurred or be continuing or shall occur as a consequence thereof and Garden State could incur at least $1.00 of additional Debt under the first paragraph under "Description of Notes--Certain Covenants--Limitation on Restricted Payments."

LEVERAGE

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including impairment of the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, or general corporate or other purposes. A failure to make any required payment under the Garden State Credit Facility or to comply with any of the financial or operating covenants included in the Garden State Credit Facility (including the occurrence of a Change of Control) would generally result in an event of default thereunder, permitting the creditors thereunder to accelerate the maturity of the indebtedness thereunder and to foreclose upon the collateral securing such indebtedness. Any such acceleration could also result in the acceleration of the Notes. Under any of such circumstances, there can be no assurance that the Company would have sufficient assets to satisfy all of such obligations or to repay the Notes.

EFFECTS OF CHANGE OF CONTROL

     A Change of Control could cause a default under certain indebtedness of Garden State and its Subsidiaries. The exercise by the holders of the Notes of their right to require Garden State to repurchase the Notes upon a Change of Control could also cause a default under indebtedness of Garden State and its Subsidiaries due to the effect of such repurchase on the financial condition of the Company, even if the Change of Control itself does not cause such a default. In addition, Garden State's ability to pay cash to the holders of the Notes upon their repurchase will be limited by Garden State's financial resources and the instruments governing indebtedness of Garden State.

SUBORDINATION

     The Notes are general obligations of Garden State, senior in right of payment to any future indebtedness which is made expressly junior thereto and subordinated in right of payment to all Senior Debt of Garden State, including all indebtedness under the Garden State Credit Facility. The Notes will rank PARI PASSU in right of payment to Garden State's Senior Subordinated Secured Notes; however, Garden State's Senior Subordinated Secured Notes are secured by a second priority lien only on the capital stock of GSI. See "Description of the Notes--Subordination." The obligations under the Garden State Credit Facility are secured by substantially all of the assets of Garden State and are guaranteed by the Subsidiaries of Garden State. See "Description of Other Indebtedness--Garden State Credit Facility." The Notes are effectively subordinated to all obligations (including the trade payables and other liabilities) of subsidiaries of Garden State. As of December 31, 1997, and after giving effect to the sale of the Original Notes and the DAILY NEWS acquisition, Senior Debt of Garden State would have been approximately $80.0 million, secured PARI PASSU debt would have been $100.0 million, and the other outstanding liabilities of the Subsidiaries reflected on Garden State's consolidated balance sheet, including trade payables and accrued expenses, but not including guarantees of indebtedness of Garden State, would have been approximately $52.2 million, and no indebtedness of Garden State which would be subordinate to the Notes is outstanding. In the event of a bankruptcy, liquidation or reorganization of Garden State or in the event that any default in payment of, or the acceleration of, any debt occurs, holders of such debt will be entitled to payment in full from the proceeds of all assets of the Company prior to any payment of such proceeds to holders of the Notes. Consequently, there can be no assurance that Garden State will have sufficient funds remaining after such payments to make payments to the holders of the Notes. By reason of the subordination provisions contained in the Notes, in the event of insolvency, other creditors of Garden State may recover more ratably than the holders of the Notes, and, as a result of the second priority lien in favor of Garden State's Senior Subordinated Secured Notes, holders of the Notes may recover less than the holders of Senior Subordinated Secured Notes. Secured PARI PASSU debt will, to the extent such security is then available, have a claim prior to the holders of the Notes with respect to the value of the GSI Stock. See "Description of Other Indebtedness."

     In addition, under certain circumstances, no payments may be made with respect to the principal of or interest on the Notes for a specified period of time if a nonpayment default exists with respect to Senior Debt. See "Description of the Notes--Subordination."

CYCLICALITY

     Advertising revenues of the Company, as well as those of the newspaper industry in general, are cyclical and dependent upon general economic conditions. Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in classified advertising for employment, housing and automobiles. Decreases in advertising revenues have historically corresponded with general economic downturns and recessionary regional and local conditions. The Company believes, however, that the diversity of its geographical operations mitigates, to some degree, the effects of an economic downturn to the extent such downturn is regional.

NEWSPRINT COSTS

     Newsprint represents the single largest raw material expense of the Company's newspapers and is one of its most significant operating costs. In fiscal 1997, newsprint costs represented 13.6% of total revenues of the Company. Newsprint costs are cyclical and can vary widely period to period. Newsprint cost increased approximately 40% per metric ton in calendar 1995 on an industry-wide basis, and the average cost per metric ton of newsprint was substantially higher in the first half of calendar 1996 than in the first half of calendar 1995. Newsprint costs decreased significantly in the second half of calendar 1996 and the first quarter of calendar 1997; however, prices began to rise slowly throughout calendar 1997 and into calendar 1998. Although the Company has implemented measures in an attempt to offset the rise in newsprint prices, such as reducing page width, price increases have had, and may in the future have, an adverse effect on the Company's results of operations. However, the impact of future increases, if any, will be mitigated as a result of fixed price newsprint made available to the Company by MNG. The Company expects to purchase approximately three quarters of its fiscal 1998 newsprint requirements under fixed price supply contracts entered into by MNG with a weighted average price of $535 per metric ton. MNG expects to allocate 100,000 metric tons to the Company annually over the next 12 months to two years, the remaining terms of such contracts. While there can be no assurance that the above allocations will be met, based on current circumstances, management does not believe that final allocations will be materially different than the expected allocations discussed above.

COMPETITION

     Revenue generation in the newspaper industry is dependent primarily upon the sale of advertising and paid circulation. Competition for advertising and circulation comes from local and regional newspapers, radio and television broadcast, cable television, direct mail, electronic media (including the "Internet"), and other communications and advertising media that operate in the Company's markets. Certain of the Company's competitors are larger and have greater financial resources than the Company. The extent and nature of such competition is, in large part, determined by the location and demographics of the market and the number of media alternatives in those markets.

     Currently, the Company's newspapers do not compete directly with other daily newspapers covering local news in the core of any of the Company's markets. Although there can be no assurance that a competitor will not enter one or more of the Company's markets and become successful, the Company believes that entry by a direct competitor in its daily newspaper markets is unlikely for the foreseeable future.

FULL IMPLEMENTATION OF OPERATING STRATEGY

     Among other things, the Company's operating strategy includes the acquisition of newspaper assets in markets contiguous to existing newspaper markets or in markets where management believes opportunities for clustering exist. The clustering strategy includes the implementation of certain operating improvements and the adoption of new advertising strategies to capitalize on perceived synergies. There can be no assurance that the Company will be able to fully implement its strategy with respect to any recent or future acquisitions or that the anticipated results of the implementation of its clustering strategy, including the reduction of certain operating expenses, will be realized.

CONTROL OF THE COMPANY

     The Singleton Shareholder Group and the Scudder Shareholder Group, as sole holders of the ANI Common Stock (other than Class B Common Stock, representing 7.5% of the Capital Stock of ANI), are each in effect entitled to elect one-half of all of the members of the Board of Directors of ANI and Garden State, and to otherwise control both ANI and Garden State, including as to mergers, liquidations and asset acquisitions and dispositions. There are no outside directors on the Boards of Directors of either ANI or Garden State and neither ANI nor Garden State is under any obligation, and does not plan, to name one or more independent directors at this time.

ABSENCE OF PUBLIC MARKET

     The Exchange Notes are being offered to holders of the Original Notes. The Original Notes were sold by the Company to a limited number of institutional investors. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for the remaining untendered Original Notes could be adversely affected. The Original Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in the Exchange Offer.

     The Exchange Notes constitute an issue of securities with no established trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time.

     If a public trading market develops for the Exchange Notes, future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Exchange Notes may trade at a discount from their principal amount.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Original Notes who do not exchange their Original Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Notes as set forth in the legend thereon and in the Note Purchase Agreement between the Company and the Purchasers of the Notes dated February 6, 1998 (the "Purchase Agreement"), because the Original Notes were issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Original Notes may not be offered or sold unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom, or in a transaction not subject to the Securities Act and applicable state securities laws. The Company does not intend to register the Original Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so except under limited circumstances. See "The Exchange Offer--Purpose of the Exchange Offer." Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business, such holders have no arrangement with any person to participate in the distribution of such Exchange Notes and neither such holders nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. However, the Commission has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that received Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent the Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. See "The Exchange Offer."

EXCHANGE OFFER PROCEDURES

     The Exchange Notes will be issued in exchange for Original Notes only after timely receipt by the Exchange Agent of such Original Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Original Notes for exchange. Original Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. See "The Exchange Offer."

                                   USE OF PROCEEDS

     There will be no proceeds to Garden State from the exchange of the Original Notes pursuant to the Exchange Offer. Garden State used the proceeds from the offering of the Original Notes to reduce borrowings (but not commitments) under the Garden State Credit Facility by approximately $51.0 million and general corporate purposes. After giving effect to the sale of the Original Notes, there is approximately $228.2 million available for borrowings under the Garden State Credit Facility, of which $151.0 million is available only for acquisitions.

                                  THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The Original Notes were sold by the Company on the Issue Date to the Initial Purchasers pursuant to the Purchase Agreement. As a condition to the sale of the Original Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement on the Issue Date. Pursuant to the Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 60 days after the Issue Date, (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act within 120 days after the Issue Date and (iii) upon effectiveness of the Registration Statement, commence the Exchange Offer, use its best efforts to maintain the effectiveness of the Registration Statement for at least 30 days (or a longer period if required by law) and consummate the Exchange Offer on or prior to the 165th day following the Issue Date. Under existing Commission interpretations, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, that in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act must be delivered as required. The Company has agreed to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes for a period of up to 180 days after the consummation of the Exchange Offer (subject to extension under certain circumstances). A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the Registration Rights Agreement (including certain indemnification rights and obligations). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement of which this Prospectus is a part is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Purchase Agreement.

RESALE OF THE EXCHANGE NOTES

     With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges the Original Notes for the Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires the Exchange Notes in the Exchange Offer for the purposes of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, the Commission has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities.

     Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to all persons subject to the prospectus delivery requirements of the Securities Act for use in connection with any resale for a period of up to 180 days after the Expiration Date. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes surrendered pursuant to the Exchange Offer. Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the exchange will be registered under the Securities Act and hence the Exchange Notes will not bear legends restricting their transfer and (ii) holders of the Exchange Notes will not be entitled to the certain rights of holders of Original Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that all outstanding Notes will be treated as a single class of debt securities under the Indenture.

     Holders of the Original Notes do not have any appraisal or dissenter's rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the Exchange Notes from the Company.

     Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on June ____, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     If the Company elects to extend the Exchange Offer, the Company (i) will notify the Exchange Agent of any extension by oral or written notice, (ii) will mail to the registered holders of Original Notes an announcement thereof, and
(iii) will issue a press release or other public announcement which shall include disclosure of the approximate number of Original Notes deposited to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Exchange Offer, or (iii) if any conditions set forth below under "Certain Conditions to the Exchange Offer" shall not have been satisfied to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to such registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes bear interest at a rate equal to 8.75% per annum. Interest on the Exchange Notes is payable semiannually on each April 1 and October 1, commencing on the first such date following their date of issuance. Holders of record on September 15, 1998, of the Exchange Notes will receive interest on October 1, 1998, for the semiannual period ended October 1, 1998. Holders of Original Notes that are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Original Notes.

PROCEDURES FOR TENDERING

     Only a registered holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal or facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "Exchange Agent" for receipt prior to the Expiration Date. In addition, either (i) certificates for such Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Notes, if such procedure is available, into the Exchange Agent's account at DTC pursuant to the procedures for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below.

     The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner(s) of the Original Notes whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name (to the extent permitted by the Indenture) or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the section entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Original Notes listed therein, such Original Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Original Notes.

     If the Letter of Transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

     While the Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes which are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "Certain Conditions to the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder, (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company; (iv) if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in, the distribution of Exchange Notes, (v) if such holder is a broker-dealer (a "Participating Broker-Dealer") that will receive Exchange Notes for its own account in exchange for Notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes (provided that by so acknowledging and by delivering a prospectus, the Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act), and
(vi) that the holder is not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

RETURN OF NOTES

      If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering holder thereof (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described below, such Original Notes will be credited to an account maintained with the Depositary) as promptly as practicable.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available or (ii) who cannot deliver their Original Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a)  The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes and the principal amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the Original Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to the Expiration Date.

     To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers and principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Properly withdrawn Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Original Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if any of the following conditions exist: (a) the Exchange Offer violates applicable law or any applicable interpretation of the staff of the SEC, (b) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair the ability of the Company to proceed with the Exchange Offer and any material adverse development shall have occurred in any existing action or proceeding with respect to the Company, and (c) all governmental approvals have not been obtained, which approvals the Company deems necessary for the consummation of the Exchange Offer.

     If the Company determines in its sole discretion that any of these conditions are not satisfied, the Company may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Original Notes (see "Withdrawal of Tenders"), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Holders may have certain rights and remedies against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the Company's sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMINATION OF CERTAIN RIGHTS

     All rights under the Registration Rights Agreement (including registration rights) of holders of the Original Notes eligible to participate in this Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities (including liabilities under the Securities
Act), (ii) to provide, upon the request of any holder of a transfer-restricted Original Note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Original Notes pursuant to Rule 144A,
(iii) to use its best efforts to keep the Registration Statement effective to the extent necessary to ensure that it is available for resales of transfer-restricted Notes by broker-dealers for a period of 90 days from the date on which the Registration Statement is declared effective, and (iv) to provide copies of the latest version of the Prospectus to all persons subject to the prospectus delivery requirements of the Securities Act upon their request for a period of 90 days from the date on which the Registration Statement is declared effective.

LIQUIDATED DAMAGES

     The following description of the Registration Rights Agreement is qualified in its entirety by the provisions of the Registration Rights Agreement, which has been filed as an exhibit to the Registration Statement of which the Prospectus is a part. In the event of a failure to file, or to become effective, one or more registration statements as provided by the Registration Rights Agreement, the Company has agreed to pay, as liquidated damages, additional interest on Original Notes ("Additional Interest") under the circumstances and to the extent set forth below (each of which is given independent effect):

          (i) if (A) neither the Registration Statement of which this Prospectus is a part (the "Exchange Offer Registration Statement") nor Shelf Registration Statement, as defined in the Registration Rights Agreement, is filed with the Commission on or prior to the Filing Date or (B) notwithstanding that the Company has consummated or will consummate an Exchange Offer, the Company is required to file a Shelf Registration Statement and such Shelf Registration Statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Additional Interest shall accrue on the principal amount of the Notes at a rate of 0.50% per annum for the first 90 days immediately following each such filing date, such Additional Interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          (ii) if (A) neither the Exchange Offer Registration Statement nor a Shelf Registration Statement is declared effective by the Commission on or prior to 120 days after the applicable filing date or (B) notwithstanding that the Company has consummated or will consummate an Exchange Offer, the Company is required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the Commission on or prior to the 150th day following the date such Shelf Registration Statement was filed, then, commencing on the day after the 150th day following the applicable filing date, Additional Interest shall accrue on the principal amount of the Notes at a rate of 0.50% per annum for the first 90 days immediately following such date, such Additional Interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          (iii) if (A) the Company has not exchanged Exchange Notes for all Original Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to the 45th day after the date on which the Exchange Offer Registration Statement was declared effective or (B) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of its effective date (other than after such time as all Original Notes have been disposed of thereunder), then Additional Interest shall accrue on the principal amount of the Notes at a rate of 0.50% per annum for the first 90 days commencing on (x) the 46th day after such effective date, in the case of (A) above, or (y) the day such Shelf Registration statement ceases to be effective in the case of (B) above, such Additional Interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; PROVIDED, HOWEVER, that the Additional Interest rate on the Notes may not exceed in the aggregate 1.0% per annum; provided, further, however, that (1) upon the filing of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (i) above), (2) upon the effectiveness of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (ii) above), or (3) upon the exchange of Exchange Notes for all Notes tendered (in the case of clause (iii)(A) above), or upon the effectiveness of the Shelf Registration Statement which had ceased to remain effective (in the case of clause (iii)(B) above), Additional Interest on the Notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

     Any amounts of Additional Interest due pursuant to clause (i), (ii) or
(iii) above will be payable in accordance with the terms of the Registration Rights Agreement.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

  BY REGISTERED OR CERTIFIED MAIL       BY HAND OR OVERNIGHT DELIVERY
  The Bank of New York                  The Bank of New York
  101 Barclay Street, 7E                101 Barclay Street
  New York, New York 10286              Corporate Trust Window-Ground Level
  Attn: Reorganization Section          New York, New York 10286
                                        By Facsimile: (212) 571-3080
                                        (Eligible Institutions Only)

FEES AND EXPENSES

     All fees and expenses incident to compliance with the Registration Rights Agreement regarding this Exchange Offer shall be borne by the Company whether or not the Exchange Offer or a Shelf Registration becomes effective.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $50,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     The Original Notes which are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Notes may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company, or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

ACCOUNTING TREATMENT

     For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be expensed in the Company's second fiscal quarter.

     The Original Notes were issued, and the Exchange Notes are issuable, under the Indenture, a copy of the form was previously filed with the SEC as an exhibit to the Company's Registration Statement on Form S-4 dated October 24, 1997 (No. 333-38663). The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Original Notes, except that the Exchange Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting transfer thereof. The Exchange Notes and the Original Notes are deemed the same class of notes under the Indenture and are both entitled to the benefits thereof. The following summary of certain provisions of the Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Whenever particular Sections or defined terms of the Indenture not otherwise defined herein are referred to, such Sections or defined terms are incorporated herein by reference.

                               DESCRIPTION OF THE NOTES

     The Original Notes have been, and the Exchange Notes offered by this Prospectus will be, issued under an Indenture dated as of October 1, 1997 (the "Indenture"), between Garden State and The Bank of New York, as trustee (the "Trustee"). On February 2, 1998, $250,000,000 of Exchange Notes were issued pursuant to the Indenture in exchange for unregistered Notes issued pursuant to the Indenture on October 1, 1997. The following is a summary of certain provisions of the Indenture and is subject to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. The definitions of certain capitalized terms used in the following summary are set forth under "Definitions."

GENERAL

     The Notes will mature on October 1, 2009, will be limited to $300.0 million aggregate principal amount, of which $300.0 million is outstanding and are general unsecured obligations of Garden State.

     The Notes will be payable both as to principal and interest at the office or agency of Garden State maintained for such purpose within the City and State of New York, or, at the option of Garden State, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the Note holder register. Unless otherwise designated by Garden State, Garden State's office or agency in New York will be the office of the Trustee, maintained for such purpose. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Notes will be transferable and exchangeable at the offices of the Trustee. The Notes will be issued in fully registered form, without coupons, in principal amounts of $1,000 and any integral multiple thereof.

     Interest on the Notes will accrue at the rate per annum stated on the front cover page, and will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 1998, to the persons who are registered holders thereof at the close of business on March 15 or September 15 preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the date of original issuance.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, to the extent set forth in the Indenture, to the prior payment in full in cash of all existing and future Senior Debt of Garden State, including the Garden State Credit Facility. The Notes will be general unsecured obligations of the Company ranking PARI PASSU in right of payment with the existing Senior Subordinated Secured Notes and all other future senior subordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company which is made expressly junior thereto; however, the Company's Senior Subordinated Secured Notes are secured by a second priority lien only on all of the capital stock of GSI. Secured PARI PASSU debt will, to the extent such security is then available, have a claim prior to the holders of the Notes with respect to the value of the GSI Stock.

     Upon any payment or distribution of assets to creditors of Garden State upon any dissolution or winding up or total or partial liquidation or reorganization of Garden State, whether voluntary or involuntary, or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Garden State or its property, in an assignment for the benefit of creditors or any marshalling of Garden State's assets and liabilities, the holders of Senior Debt of Garden State will first be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest accruing after or which would accrue but for the occurrence of the commencement of any such proceeding, at the rate specified in the applicable Senior Debt whether or not such interest is an allowable claim in any such proceeding) before any payment or distribution is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise and, until all Obligations with respect to Senior Debt of Garden State have been paid in full in cash, any distribution to which the holders of the Notes otherwise would be entitled shall be made to the holders of Senior Debt (except that holders of the Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Debt and to any securities issued in exchange for Senior Debt). In addition and as a result of the second priority lien in favor of the Company's Senior Subordinated Secured Notes, holders of the Notes may recover less than the holders of Senior Subordinated Secured Notes. See "Risk Factors--Notes Subordinated to Creditors of Subsidiaries,"
"Use of Proceeds" and "Description of Other Indebtedness."

     Garden State also may not make any payment upon or distribution in respect of the Notes or acquire any of the Notes for cash or property or otherwise (except in or for such subordinated securities) if (i) a default in the payment of the principal of, premium, if any, or interest on Senior Debt occurs and is continuing beyond any applicable period of grace (whether upon maturity, at a date fixed for prepayment, as a result of acceleration or otherwise) (a "payment default") or (ii) any other default occurs and is continuing (or if such an event of default would occur upon any payment with respect to the Notes) with respect to any Designated Senior Debt as to which the holders of such Designated Senior Debt would have the right to accelerate its maturity, as a result of such default, and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders, or from the trustee, agent or other representative of the holders, of any such Designated Senior Debt (a "nonpayment default"). Payment on the Notes may and shall be resumed (i) in the case of a payment default, upon the date on which such default is cured or waived and (ii) in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage in respect of any nonpayment default may be commenced within 360 days after receipt by the Trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be made the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days. The Indenture will further require that Garden State promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

MANDATORY REDEMPTION

     Except as set forth under "Certain Covenants--Change of Control," Garden State will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

OPTIONAL REDEMPTION

     The Notes will not be redeemable at Garden State's option prior to October 1, 2002. On and after such date, the Notes will be subject to redemption at Garden State's option, in whole or in part, in amounts of $1,000 or integral multiples thereof, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the twelve month period commencing on October 1 of the years indicated below:


     YEAR                                                   PERCENTAGE
     2002 . . . . . . . . . . . . . . . . . . . . . . . . .  104.375%
     2003 . . . . . . . . . . . . . . . . . . . . . . . . .  102.917%
     2004 . . . . . . . . . . . . . . . . . . . . . . . . .  101.458%
     2005 and thereafter. . . . . . . . . . . . . . . . . .  100.000%

     In addition, at any time, or from time to time, on or prior to October 1, 2000, Garden State may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of Notes originally issued at a redemption price equal to 108.75% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of such redemption, PROVIDED that at least $162.5 million aggregate principal amount of Notes originally issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Equity Offering, Garden State shall make such redemption not more than 120 days after the consummation of any such Equity Offering.

     As used herein, "Equity Offering" means the issuance and sale of Qualified Capital Stock of the Company.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     LIMITATION ON ADDITIONAL DEBT. The Indenture provides that Garden State and its Restricted Subsidiaries may not, directly or indirectly, Issue (including through any merger or consolidation to which Garden State or such Restricted Subsidiary is a party) any Debt, except that Garden State and/or its Restricted Subsidiaries may Issue Debt if (i) no Default or Event of Default shall have occurred and be continuing at such time or shall occur as a result of such issuance and (ii) at the time such Debt is so Issued and after giving effect thereto and to the application of the net proceeds therefrom, the Leverage Ratio of Garden State shall not be greater than 6.75 to 1, if such Debt is Issued on or prior to December 31, 1999, 6.25 to 1, if such Debt is Issued after December 31, 1999, but on or prior to December 31, 2001, and 6.0 to 1 if such Debt is Issued thereafter.

     The limitations set forth in the immediately preceding paragraph do not apply to: (i) the Notes; (ii) Existing Debt; (iii) Debt under the Garden State Credit Facility, PROVIDED that the aggregate amount of such Debt does not, at any time, exceed $350.0 million, less any prepayments or scheduled payments actually made thereunder (to the extent, in the case of prepayments on revolving credit indebtedness, that the corresponding commitments have been permanently reduced); (iv) Debt owing from or to Garden State and its Restricted Subsidiaries, PROVIDED that any Debt owing from Garden State to its Restricted Subsidiaries is subordinated to the Notes; (v) other Debt issued hereafter not to exceed in the aggregate $40.0 million at any one time outstanding; (vi) Debt in respect of Capitalized Lease Obligations not to exceed in the aggregate $25.0 million at any one time outstanding (including those outstanding on the Issue
Date); (vii) Acquired Debt; and (viii) any extension, renewal or replacement of the Debt described in clauses (i) and (ii) above, PROVIDED that (a) the aggregate principal amount of Debt so issued (or, if such Debt is issued at a price less than the principal amount thereof, the original issue price) shall not exceed the aggregate principal amount of the Debt being extended, renewed or replaced, (b) any Debt so issued shall not mature prior to the stated maturity of the Debt being extended, renewed or replaced, and (c) the Debt so issued shall not have an Average Life less than the remaining Average Life of the Debt to be extended, renewed or replaced.

     LIMITATION ON SENIOR SUBORDINATED DEBT. The Indenture provides that Garden State will not, directly or indirectly, become liable, contingently or otherwise, with respect to any Debt that is subordinated or junior in right of payment to any Senior Debt of Garden State and senior in right of payment to the Notes.

     LIMITATION ON LIENS SECURING CERTAIN DEBTS. The Indenture provides that Garden State will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens to secure any Debt of Garden State which is PARI PASSU with or subordinate in right of payment to the Notes, other than Liens existing on the date of the Indenture with respect to the Senior Subordinated Secured Notes, unless the Notes are secured equally and ratably with such Debt (but on a senior basis if such other Debt is subordinate to the Notes) as long as such Debt is so secured.

     LIMITATION ON RESTRICTED PAYMENTS. The Indenture provides that Garden State will not, and will not permit any of its Restricted Subsidiaries to, make, directly or indirectly, any Restricted Payment; PROVIDED, however, that Garden State and its Restricted Subsidiaries may make Restricted Payments so long as at the time of the making of such Restricted Payment and after giving effect thereto:

     (a) no Default or Event of Default shall have occurred or be continuing as a consequence thereof;

     (b) immediately after giving effect to such Restricted Payment, Garden State would have been permitted to incur $1.00 of additional Debt pursuant to the terms of the first paragraph under the "Limitation on Additional Debt" covenant; and

     (c) the aggregate amount expended by Garden State and its Restricted Subsidiaries in connection with all Restricted Payments made subsequent to the Issue Date shall not exceed the sum of (i) Garden State's Cumulative Credit (or, in the event such aggregate Cumulative Credit shall be a deficit, minus 100% of such deficit) for the period (taken as one accounting period) from the Issue Date; (ii) 100% of the Net Cash Proceeds received by Garden State from any Person (other than a Subsidiary of Garden State) from the issuance and sale subsequent to the Issue Date of Qualified Capital Stock of Garden State (excluding (A) Qualified Capital Stock made as a distribution on any Capital Stock or as interest on any Debt and (B) any such Net Cash Proceeds from issuances and sales of Qualified Capital Stock, where the purchase is financed directly or indirectly using funds borrowed from Garden State or any Subsidiary of Garden State); (iii) 100% of the Net Cash Proceeds received by Garden State from the exercise of options or warrants on Qualified Capital Stock of Garden State since the Issue Date (other than from a Subsidiary of Garden State); (iv) 100% of the Net Cash Proceeds received by Garden State from the conversion into Qualified Capital Stock of convertible Debt or convertible Preferred Stock issued and sold since the Issue Date (other than from a Subsidiary of Garden State); (v) 100% of the aggregate net proceeds of any (a) sale or other disposition of Restricted Investments (which Investment was made after the Issue Date) made by the Company or a Restricted Subsidiary of the Company, (b) dividends, whether liquidating or otherwise, from, or the sale of capital stock of, an Unrestricted Subsidiary, or (c) dividends, whether liquidating or otherwise, from Restricted Investments; and (vi) $40.0 million.

     Notwithstanding the foregoing, this restriction will not prevent (A) the payment of any dividend within 60 days after the date of declaration if the dividend would have been permitted on the date of declaration; (B) so long as no Default or Event of Default shall have occurred or be continuing or shall occur as a consequence thereof, the acquisition of Capital Stock of Garden State which is funded either by the exchange of shares of Qualified Capital Stock of Garden State or from the Net Cash Proceeds of the substantially concurrent sale for cash of shares of Qualified Capital Stock of Garden State (other than to a Subsidiary of Garden State) which amount shall not then be included in
(c)(ii) of the immediately preceding paragraph; (C) so long as no Default or Event of Default shall have occurred or be continuing or shall occur as a consequence thereof, the purchase for value of shares of Capital Stock or warrants, options or other rights to acquire Capital Stock held by directors, officers of employees of Garden State upon death, disability, retirement or termination of employment in an aggregate amount not to exceed $3.0 million in any twelve-month period; and (D) so long as no Default or Event of Default shall have occurred or be continuing or shall occur as a consequence thereof, and immediately after giving effect to such Restricted Payment, Garden State would have been permitted to incur at least $1.00 of additional Debt pursuant to the terms of the first paragraph under "Limitations on Additional Debt" covenant, the redemption, purchase or retirement by Garden State of the ANI Senior Discount Debentures or the payment of dividends to ANI in an amount sufficient to allow ANI to redeem, repurchase, or retire the ANI Senior Discount Debentures, PROVIDED, in each such case, the proceeds are forthwith so used.

     LIMITATION ON SALES OF ASSETS. The Indenture provides that Garden State and its Restricted Subsidiaries may not, directly or indirectly, consummate any Asset Sale unless: (a) at least 85% of the consideration therefor received by Garden State or such Restricted Subsidiary shall be in the form of cash or Cash Equivalents, PROVIDED, that the

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amount of (i) any liabilities (as shown on Garden State's or such Restricted
Subsidiary's most recent balance sheet or in the notes thereto) of Garden State or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets shall be excluded from such calculation and
(ii) any notes or other obligations received by Garden State or any such Restricted Subsidiary from such transferee that are immediately converted by Garden State or such Restricted Subsidiary into cash (to the extent of the cash received) shall be deemed, to the extent of cash so received, to be cash for purposes of this provision; (b) Garden State or such Restricted Subsidiary shall have received consideration in such Asset Sale at least equal to the fair market value of the assets sold in such Asset Sale (as determined in good faith by the Board of Directors of Garden State); and (c) such Asset Sale is approved in writing by the Board of Directors of Garden State; PROVIDED, however, that clause (a) shall not apply to the extent an Asset Sale consists of the exchange of one or more newspapers for another newspaper.

     Garden State will, and will cause each such Restricted Subsidiary to, commit to apply the Net Cash Proceeds from any such Asset Sale within 270 days of receipt thereof, and will, and will cause such Restricted Subsidiary to, apply such Net Cash Proceeds within 360 days of receipt thereof to
(i) reinvestment by Garden State or such Restricted Subsidiary in property or assets to be employed in a Permitted Business, (ii) the permanent repayment of Debt (including premium) of Garden State or its Restricted Subsidiaries that is held by a person other than a Restricted Subsidiary or Affiliate of Garden State, or (iii) the repurchase of Notes tendered as described in the immediately succeeding paragraph. Any Net Cash Proceeds from Asset Sales that are not applied as provided in clause (i) or (ii) of the preceding sentence shall constitute "Excess Proceeds."

     In the event Garden State or any Restricted Subsidiary shall have received any Excess Proceeds, Garden State will make an offer to all holders of the Notes to purchase the maximum principal amount of Notes that may be purchased out of such Excess Proceeds, at an offer price, in cash in an amount equal to 100% of the outstanding principal amount thereof, plus the accrued and unpaid interest thereon, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate principal amount of Notes tendered pursuant to an offer to purchase is less than the Excess Proceeds, Garden State may use such excess for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Notwithstanding the foregoing, if after applying any Net Cash Proceeds received from Assets Sales in accordance with clause (ii) of the immediately preceding paragraph, Excess Proceeds are less than $10.0 million, the application of such Excess Proceeds to repurchase the Notes may be deferred until such time as such Excess Proceeds are at least equal to $10.0 million, at which time Garden State or such Restricted Subsidiary shall apply all such Excess Proceeds to repurchase the Notes.

     In the event the repurchase of the Notes with Excess Proceeds constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at the time it is required, Garden State will be required to comply with Rule 14e-1 as then in effect with respect to such repurchase.

     LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Indenture provides that Garden State will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (or series of related transactions) (each a "Transaction") with any Affiliate of Garden State or any Unrestricted Subsidiary of Garden State, including, without limitation, any sale, purchase, lease or loan or any other direct or indirect payment, transfer or other disposition of assets, property or services, unless
(a) such Transaction is on terms no less favorable to Garden State or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with an independent third party (the "Fairness Condition") and (b) prior to effecting such Transaction, Garden State shall deliver to the Trustee (i) with respect to any Transaction involving aggregate consideration in excess of $1.0 million, an officers' certificate certifying that a majority of the disinterested members of the Board of Directors of Garden State has approved such Transaction and has determined that the terms of such Transaction satisfy the Fairness Condition and (ii) in addition, with respect to any Transaction involving (x) aggregate consideration in excess of $1.0 million in which there are no disinterested directors or (y) aggregate

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

consideration in excess of $10.0 million, a written opinion from a nationally recognized investment banking firm stating that the terms of such Transaction satisfy the Fairness Condition or are fair to Garden State or such Restricted Subsidiary from a financial point of view. Clause (b)(ii)(y) shall not apply to purchases of newsprint in the ordinary course of business by Garden State and its Restricted Subsidiaries from Affiliates of Garden State or of its Restricted Subsidiaries. Notwithstanding the foregoing, this provision will not apply to (A) any Transaction between Garden State and a Restricted Subsidiary of Garden State, or between Restricted Subsidiaries of Garden State (provided that in the case of any Restricted Subsidiary that is not a Wholly Owned Subsidiary, no affiliate of Garden State is a direct or indirect investor in such Subsidiary other than through Garden State), and any transaction, in the ordinary course of business, between Garden State and its Restricted Subsidiaries, on the one hand, and Denver Newspapers or its wholly owned subsidiaries (as long as Denver Newspapers is a Subsidiary of ANI), on the other hand, (B) the making of Permitted Investments, (C) the making of Restricted Payments in accordance with the "Limitation on Restricted Payments" covenant, and (D) the making of Permitted Intercompany Payments. In connection with this covenant, any determination regarding whether a director is "disinterested" will be made on the basis of whether such director has, among other things, a personal stake in the business or transactions requiring any such determination to be made.

     LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Indenture provides that Garden State will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of Garden State to
(i) pay dividends or make any other distributions on its Capital Stock or pay any Debt owed to Garden State or a Restricted Subsidiary of Garden State,
(ii) make loans or advances to Garden State or a Restricted Subsidiary of Garden State or (iii) transfer any of its properties or assets to Garden State, except for encumbrances or restrictions existing under or by reason of (A) applicable law or provisions in effect on the Issue Date, (B) the Indenture, (C) agreements existing on the Issue Date, (D) the Garden State Credit Facility, the Senior Subordinated Secured Notes or the Notes, (E) customary non-assignment provisions of any lease governing a leasehold interest of Garden State or a Restricted Subsidiary of Garden State or (F) any instrument governing or evidencing Acquired Debt of a Person at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired, PROVIDED that such Debt, and such encumbrance or restriction, is not incurred in connection with, or in contemplation of, such acquisition or (G) any encumbrances or restrictions contained in any Debt governing any refinancings of the Debt described in clause
(C), PROVIDED that the encumbrances and restrictions contained in any such refinancing agreement or amendment, supplement or other modification are not materially less favorable to the Noteholders than encumbrances and restrictions contained in such agreements.

     INVESTMENT COMPANY ACT. The Indenture provides that Garden State will not take any action that would require it or any of its Restricted Subsidiaries to register as an investment company under the Investment Company Act of 1940.

     REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. The Indenture provides that Garden State shall file with the Trustee and mail to each holder of Notes, within 15 days after filing with the Commission, copies of the annual, quarterly and current reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that Garden State is not required by law to remain subject to the periodic reporting requirements of the Exchange Act, it will nonetheless continue to file with the Commission and deliver to the Trustee, and to each holder of Notes such annual, quarterly and current reports which are specified in Section 13 or 15(d) of the Exchange Act. In addition, Garden State shall, at its cost, deliver to each holder of the Notes quarterly and annual reports substantially equivalent to those which would be required under the Exchange Act.

     LIMITATION ON BUSINESS. The Indenture provides that Garden State will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than the Permitted Business.

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

     LIMITATION ON RESTRICTED AND UNRESTRICTED SUBSIDIARIES. The Indenture provides that the Board of Directors of the Company may, if no Default or Event of Default shall have occurred and be continuing or would result therefrom, designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation is at that time permitted under "--Limitation on Restricted Payments" above. The Indenture also provides that the Board of Directors of the Company may, if no Default or Event of Default shall have occurred and be continuing or would result therefrom, designate an Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that (i) any such redesignation shall be deemed to be an incurrence as of the date of such redesignation by the Company and the Restricted Subsidiaries of Debt, if any, of such redesignated Subsidiary for purposes of "--Limitation of Additional Debt" above; and
(ii) unless such redesignated Restricted Subsidiary shall not have any Debt outstanding (other than Debt which would be permitted under "--Limitation of Additional Debt" above), no such designation shall be permitted if immediately after giving effect to such redesignation and the Incurrence of any such Debt, the Company could not incur $1.00 of additional Debt pursuant to the first paragraph described under "-- Limitation on Additional Debt" above. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the Board Resolution of the Company's Board of Directors giving effect to such designation or redesignation and an Officers' Certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth in reasonable detail the underlying calculations.

     The Indenture provides that Subsidiaries that are not designated by the Board of Directors as Restricted or Unrestricted Subsidiaries will be deemed to be Restricted Subsidiaries. The designation of a Restricted Subsidiary as an Unrestricted Subsidiary shall be deemed to include a designation of all of the subsidiaries of such Unrestricted Subsidiary as Unrestricted Subsidiaries. As of the date of this Prospectus, there are no Unrestricted Subsidiaries.

     CHANGE OF CONTROL. The Indenture provides that upon the occurrence of a Change of Control, each holder will have the right to require Garden State to repurchase all or a portion of such holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of repurchase.

     Within ten (10) Business Days following the date upon which the Change of Control occurred, Garden State will send, by first class mail, a notice to each holder of the Notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the business day immediately prior to the Change of Control Payment Date.

     None of the provisions relating to a repurchase upon a Change of Control are waivable by the Board of Directors of Garden State. Garden State could, in the future, enter into certain transactions, including certain recapitalizations of Garden State, that would not constitute a Change of Control with respect to the Change of Control repurchase feature of the Indenture, but would increase the amount of Debt outstanding at such time. If a Change of Control were to occur, there can be no assurance that Garden State would have sufficient funds to purchase all of the Notes that it is required to repurchase. In the event that Garden State were required to purchase outstanding Notes pursuant to a Change of Control Offer, Garden State expects that it would need to seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that Garden State would be able to obtain such financing. Accordingly, the obligation of Garden State to offer to repurchase the Notes may be of limited value if Garden State cannot obtain sufficient funding to repay all Debt then becoming due. A Change of Control may constitute an Event of Default under the Garden State Credit Facility, and permit the holders of the Debt thereunder to declare all amounts outstanding thereunder to be immediately due and payable.

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

     Restrictions in the Indenture described herein on the ability of Garden State and its Restricted Subsidiaries to incur additional Debt, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of Garden State, whether favored or opposed by current management of Garden State. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage a leveraged buyout of Garden State. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the holders protection in all circumstances from the adverse aspect of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. For example, the Company could in the future enter into certain transactions including acquisitions, refinancings or other recapitalizations that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

     Garden State will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer.

MERGER OR CONSOLIDATION

     The Indenture will provide that Garden State will not, in a single transaction or a series of related transactions, consolidate with or merge with or into another Person or adopt any plan of liquidation or sell all or substantially all of its assets, unless (i) either (x) Garden State shall be the surviving corporation or (y) the surviving Person (the "Survivor"), if other than Garden State, shall be a corporation, partnership or trust, organized and existing under the laws of the United States of America, one of the states thereof or the District of Columbia, (ii) the Survivor assumes by supplemental indenture all of the obligations of Garden State under the Indenture and the Notes, (iii) immediately after giving effect to such transaction (including any Debt incurred or anticipated to be incurred in connection with such transaction), (x) no Default or Event of Default shall have occurred and be continuing, (y) the Consolidated Net Worth of the Survivor is equal to or greater than that of Garden State immediately prior to the transaction, and (z) on a pro forma basis as if such transaction and the incurrence of any such Debt had occurred at the beginning of the four-quarter period immediately preceding such transaction, the Survivor or Garden State, as the case may be, would have been permitted to incur $1.00 of additional Debt under the first paragraph of the "Limitation on Additional Debt" covenant and (iv) Garden State shall have delivered to the Trustee certain officers' certificates and opinions of counsel demonstrating compliance with each of the foregoing.

EVENTS OF DEFAULT

     An Event of Default will be defined in the Indenture to mean, among other things, (i) the failure by Garden State to pay interest on any Note when the same becomes due and payable and the continuance of any such failure for 30 days; (ii) the failure by Garden State to pay the principal of, or premium, if any, on any Note when and as the same shall become due and payable, at maturity, upon acceleration, redemption or otherwise, including as a result of a Change of Control Offer or an Asset Sale; (iii) the failure by Garden State to comply with any of its agreements or covenants described under the heading "Merger or Consolidation" above; (iv) the failure by Garden State to comply (A) with any of its agreements or covenants described under the "Limitation on Restricted Payments" covenant, the "Limitation on Additional Debt" covenant, the "Limitation on Senior Subordinated Debt" covenant, the "Limitation on Liens Securing Certain Debt" covenant or the "Limitation on Sales of Assets" covenant described above, and the continuance of such failure for 30 days after written notice is given to Garden State by the Trustee or to Garden State and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding or (B) with any other agreements or covenants in the Notes or the Indenture and the continuance of such failure for 45 days after written notice is given to Garden State by the Trustee or to Garden State and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding;
(v) failure to pay at final maturity (after any stated grace period) the principal of and interest on one or more classes of Debt of Garden State or any of its Restricted Subsidiaries, whether such Debt is outstanding on the Issue Date or thereafter incurred having, individually or in the aggregate, an outstanding principal amount exceeding $10.0 million or more or any

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

Debt having, individually or in the aggregate, an outstanding principal amount exceeding $10.0 million is declared due and payable prior to the stated maturity; (vi) certain final judgments, orders or decrees for the payment of money in excess of $10.0 million are entered against ANI or any of its Significant Subsidiaries and such judgments remain undischarged or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable and after the notice specified below; and (vii) certain events of bankruptcy, insolvency, foreclosure or reorganization of Garden State or any Significant Subsidiary. The Indenture will provide that the Trustee must, within 90 days after the occurrence of a Default, give to the holders of the Notes notice of all uncured Events of Default known to it; provided that, except in the case of a Default relating to the payment of principal or interest in respect of such Notes, the Trustee will be protected in withholding such notice if a committee of its Trust Officers in good faith determines that the withholding of such notice is in the interest of the holders of the Notes. The Indenture will provide that Garden State is required to furnish annually to the Trustee a certificate as to its compliance with the terms of the Indenture.

RIGHTS UPON DEFAULT

     Upon the happening of any Event of Default specified in the Indenture, the Trustee may, and the Trustee upon the request of 25% in principal amount of the then outstanding Notes shall or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare the principal of and accrued but unpaid interest, if any, on all the Notes to be due and payable by notice in writing to Garden State and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration", and the same
(i) shall become immediately due and payable (other than an Event of Default resulting from the bankruptcy, insolvency or reorganization of Garden State, which shall result in automatic acceleration without the giving of any such notice) or (ii) if there are any amounts outstanding under the Garden State Credit Facility will become due and payable upon the first to occur of either
(x) an acceleration, or a failure to pay at final maturity, under the Garden State Credit Facility, or (y) five Business Days after the notice of acceleration has been sent to Garden State and each of the representatives under the Garden State Credit Facility (if it is then outstanding) unless no Events of Default shall be then continuing.

     The holders of not less than a majority in aggregate principal amount of Notes outstanding are authorized to rescind any Declaration if all Events of Default then continuing (other than any Events of Default with respect to the nonpayment of principal of, or interest on, any Note which has become due solely as a result of such Declaration) have been cured, and to waive any default other than a default with respect to a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Notes issued thereunder, unless the holders of such Notes have offered to the Trustee indemnity satisfactory to it. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the Notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

TRANSFER AND EXCHANGE

     Upon any transfer of a Note, the Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Notes selected for redemption nor is the Registrar required to transfer or exchange any Notes for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes.

THE TRUSTEE

     The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate such conflict or resign.

     The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Notes issued thereunder, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

MODIFICATIONS AND AMENDMENTS

     Modifications and amendments of the Indenture may be made by Garden State and the Trustee with the consent of the holders of a majority of the aggregate principal amount of the outstanding Notes, PROVIDED that no such modification, amendment or instruction may, without the consent of the holder of each outstanding Note affected thereby: (i) change the stated maturity of the principal of, or any installment of interest on, any Note or reduce the principal amount thereof, the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of the holders of which is required for any such supplemental indenture or the consent of such holders is required for any waiver of compliance with certain provisions of the Indenture or certain Defaults thereunder and their consequences provided for in the Indenture; (iii) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase any such percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby; or
(iv) amend, modify or change the obligation of Garden State to make or consummate a Change of Control Offer or to offer to purchase Notes using Excess Proceeds or waive any default in the performance thereof or modify any of the provisions or definitions in respect thereof.

     The holders of a majority of the aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

DEFEASANCE AND DISCHARGE OF THE INDENTURE AND THE NOTES

     The Indenture will provide that Garden State at any time may terminate all of its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those with respect to the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If Garden State exercises its legal defeasance option, payment of the Notes may not be accelerated despite an Event of Default with respect thereto. Subject to the conditions described below, Garden State at any time may terminate its obligations under the covenants described under "Certain Covenants," "Change of Control" and "Limitation on Sales of Assets" ("covenant defeasance") above. Garden State may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

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

     In order to exercise either defeasance option (i) Garden State must have irrevocably deposited in trust (the "defeasance trust") with the Trustee, money, U.S. Government Obligations, or any combination thereof, sufficient to pay the principal of, premium, if any, and interest on the Notes to maturity or redemption, as the case may be; (ii) Garden State shall have delivered to the Trustee a certificate from a nationally recognized firm of independent accountants expressing the opinion that the payment of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without reinvestment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be; (iii) Garden State shall have delivered to the Trustee an opinion of counsel to the effect that the trust funds will not be subject to any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such defeasance or covenant defeasance shall not result in a breach or violation of or constitute a default under the Indenture, or any other agreement or instrument to which Garden State is a party or by which Garden State is bound; (vi) Garden State shall have delivered to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit is not required to register as an investment company under the Investment Company Act of 1940, as amended; (vii) Garden State shall have delivered to the Trustee an opinion of counsel to the effect that the holder of Notes shall have a perfected security interest under applicable law in the U.S. Government Obligations so deposited; (viii) in the case of legal defeasance, Garden State shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Garden State has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holder of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred; (ix) in the case of covenant defeasance, Garden State shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (x) Garden State shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to either the legal defeasance or the covenant defeasance, as the case may be, have been complied with.

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

DEFINITIONS

     "ACQUIRED DEBT" with respect to any Person, means (i) Debt of an entity, which entity is acquired by Garden State or any of its Subsidiaries after the date of the Indenture, (ii) Debt assumed which is secured by assets acquired by Garden State or any of its Subsidiaries, PROVIDED that the Debt in clauses
(i) and (ii) is outstanding at the time of the acquisition of such entity or such assets, is not created in contemplation of such acquisition and, in the case of the acquisition of an entity, is not, directly or indirectly, recourse (including by way of set-off) to Garden State or its Restricted Subsidiaries or any of their respective assets, other than to the entity and its Subsidiaries so acquired and the assets of the entity and its Subsidiaries so acquired, or
(iii) Refinancings of Debt described in clauses (i) and (ii), PROVIDED that in the case of Debt described in clause (i), the recourse with respect to such Refinancing Debt is limited to the same extent as the Debt so Refinanced.

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     "ADJUSTED CONSOLIDATED OPERATING CASH FLOW" of a Person means the
Consolidated Operating Cash Flow of such Person as determined on a consolidated basis in accordance with GAAP, consistently applied, after giving effect to the following: (i) if, during the period in which Consolidated Operating Cash Flow is being calculated, such Person or any of its Subsidiaries completed an Asset Sale, Consolidated Operating Cash Flow for such period shall be reduced by an amount equal to the pro forma Consolidated Operating Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for the period or increased by an amount equal to the pro forma Consolidated Operating Cash Flow (if negative) directly attributable thereto for such period; and (ii) if, during the period in which Consolidated Operating Cash Flow is being calculated, such Person or any of its Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by such Person or a Subsidiary of such Person, pro forma Consolidated Operating Cash Flow shall be computed so as to give pro forma effect to the acquisition of such Person or business. Any such pro forma calculation may include (a) any adjustments that would, in the reasonable determination of the Company, set forth in an Officers' Certificate, satisfy the requirements of Rule 11-02(a) of Regulation S-X as if included in a registration statement filed with the Commission, and (b) any other operating expense reductions reasonably expected to result from any acquisition of assets, if such expected reductions are (i) set forth in reasonable detail in an operating plan, and (ii) limited to operating expenses specified in such plan (and, if any such reductions are set forth as a range, the lowest amount of such range) that would otherwise have resulted in the payment of cash within twelve months after the date of consummation of such transaction, net of any operating expenses (other than extraordinary items, non-recurring or temporary charges and other similar one-time expenses) reasonably expected to be incurred to implement such plan or to obtain goods or services (including without limitation personnel, occupancy and newsprint expenses) in replacement of goods and services that are being curtailed or eliminated to result in such expected reductions, and that are to be paid in cash during such twelve-month period, and such Officers' Certificate so states.

     "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" having meanings correlative to the foregoing. A lender to such Person or any of its Subsidiaries shall not, as a result of such loan and any credit or similar agreement entered into in connection therewith, be deemed an Affiliate of such Person.

     "ANI" means Affiliated Newspapers Investments, Inc., a Delaware corporation, and its successors.

     "ANI SENIOR DISCOUNT DEBENTURES" means ANI's 13 1/4% Senior Discount Debentures due 2006.

     "ASSET SALE" means the sale, transfer, lease, assignment, conveyance or other disposition (other than sales of inventory in the ordinary course of business consistent with past practice) by Garden State or its Restricted Subsidiaries of any assets of Garden State other than capital stock of an Unrestricted Subsidiary or of its Restricted Subsidiaries other than capital stock of an Unrestricted Subsidiary, whether owned or outstanding on the date of the Indenture or acquired thereafter, in one or more related transactions, in each case having an aggregate fair market value in excess of $5.0 million. Asset Sale shall include the disposition of (i) any capital stock of any Restricted Subsidiary of Garden State or (ii) all or substantially all of the properties or assets relating to any newspaper or groups of newspapers owned by Garden State or any of its Restricted Subsidiaries, in either case having an aggregate fair market value in excess of $5.0 million.

     "AVERAGE LIFE" means, as of the date of any determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from the date of the transaction or event giving rise to the need to calculate the Average Life of such Debt to the date, or dates, of each successive scheduled principal payment of such Debt multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

     "CAPITALIZED LEASE OBLIGATION" means any rental obligation that, in accordance with GAAP, is required to be classified and accounted for as a capitalized lease and the amount of Debt represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due in respect of such obligation.

     "CAPITAL STOCK" of any Person means any and all shares, interests (including partnership interests), warrants, rights, options or other interests, participations or other equivalents of or interests in (however designated) the equity of such Person, including common stock or preferred stock, whether now outstanding or issued after the date of the Indenture, but excluding any debt securities convertible into or exchangeable for such equity.

     "CASH EQUIVALENTS" means (i) readily marketable obligations of or obligations guaranteed by the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America,
(ii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision having a rating in one of the two highest rating categories obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Corporation, (iii) commercial paper having a rating in one of the two highest rating categories of Moody's Investors Service, Inc., or Standard & Poor's Corporation, (iv) certificates of deposit issued by, bankers' acceptances and deposit accounts of, and time deposits with, commercial banks of recognized standing chartered in the United States of America with capital, surplus and undivided profits aggregating in excess of $500.0 million,
(v) agreements to sell or repurchase securities of the kind described in clauses
(i) and (ii) above, and (vi) shares of money market funds that invest solely in Permitted Investments of the kind described in clauses (i) through (v) above.

     "CHANGE OF CONTROL" means the earlier to occur of (i) the Permitted Holders' failure, individually or as a group, to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate, of a majority of the outstanding shares of Common Stock or Voting Stock of Garden State, on a fully diluted basis, and
(ii) William Dean Singleton ceasing to be the chief executive officer of Garden State and not being replaced within 90 days by a media executive of comparable experience.

     "COMMISSION" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

     "COMMON STOCK" of any Person means any and all shares, interests, participations, or other equivalents (however designated) of such Person's common stock whether now outstanding or issued after the date of the Indenture.

     "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period, the aggregate of all cash and non-cash interest expense (including any original issue discount attributable to the issuance of any debt security as part of or with any other security) with respect to all outstanding Debt of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, the interest component of Capitalized Lease Obligations, all capitalized interest, and the interest portion of any deferred payment obligations for such period.

     "CONSOLIDATED NET WORTH" of any Person means, at any date, all amounts that would, in conformity with GAAP, be included under shareholders' equity on a consolidated balance sheet of such Person as at such date less any amounts attributable to Disqualified Stock.

     "CONSOLIDATED OPERATING CASH FLOW" with respect to Garden State for any period means (A) revenues less (B) the sum of (i) cost of sales, (ii) management fees and (iii) selling, general and administrative expenses, in each case, of Garden State and its Restricted Subsidiaries, for such period, determined on a consolidated basis and in accordance with GAAP, PROVIDED that, (x) if any such Restricted Subsidiary is not a Wholly Owned Subsidiary of

Garden State, on a fully diluted basis, revenues, cost of sales, management fees and selling, general and administrative expenses of such Restricted Subsidiary and its Restricted Subsidiaries shall be included only to the extent of Garden State's common equity ownership on a fully diluted basis therein and (y) Operating Cash Flow of any Subsidiary shall be excluded if and to the extent that, the declaration of dividends or distribution by that Subsidiary of such Operating Cash Flow is not, at the time, permitted directly or indirectly, by the terms of its charter, or any agreement, instrument, judgment, decree, order, statute, rule or government regulation applicable to that Subsidiary.

     "CUMULATIVE CREDIT" means (x) Consolidated Operating Cash Flow of Garden State and its Restricted Subsidiaries from and after the first day of the first full fiscal quarter after the Issue Date to the end of the fiscal quarter immediately preceding the date of the proposed Restricted Payment, or, if such Consolidated Operating Cash Flow for such period is negative, minus the amount by which such Consolidated Operating Cash Flow is negative less (y) 150% of the cumulative Consolidated Interest Expense of Garden State for such period.

     "DEBT" of any Person means, without duplication, (i) the principal in respect of (A) indebtedness of such Person for money borrowed (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof) and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable (other than those payable to government agencies to defer the payment of workers' compensation liabilities, taxes, assessments or other obligations, and provided in the ordinary course of business of such Person); (ii) all Capitalized Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business and consistent with past practice); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, other than letters of credit entered into in the ordinary course of business that either are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all Disqualified Stock of such Person (but excluding any accrued dividends thereon); (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including guarantees of such obligations and dividends; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property, asset or Capital Stock of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "DEFAULT" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "DESIGNATED SENIOR DEBT" means all obligations of Garden State under the Garden State Credit Facility and any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more that has been designated by Garden State as Designated Senior Debt.

     "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (ii) is subject to a mandatory offer to purchase, (iii) is convertible or exchangeable for Debt or Disqualified Stock or (iv) is redeemable at the option of the holder thereof, in whole or in part; in each case on or prior to the first anniversary of the stated maturity of the Notes.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

     "EXISTING DEBT" means Debt of Garden State and its Restricted Subsidiaries (other than the Garden State Credit Facility) outstanding on the date of the Indenture.

     "GARDEN STATE CREDIT FACILITY" means the Credit Agreement among Garden State, the financial institutions named therein and The Bank of New York, as agent thereunder, as amended, substituted, refinanced (including successive refinancings), extended or renewed without restriction as to the new terms contained therein, except as to the total amount outstanding provided under "Limitation on Additional Debt" and as provided in "Limitation on Liens".

     "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" or "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board as they are in effect on the date of the Indenture.

     "GUARANTEE" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation, contingent or otherwise, of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of participation arrangements, by agreement to keep well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring the obligee of such Debt or other obligation in any other manner of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "INTEREST PAYMENT DATE" means the Stated Maturity of an installment of interest on the Notes.

     "INVESTMENT" means any direct or indirect advance, loan (other than advances or loans to customers in the ordinary course of business, which are recorded at the time made as accounts receivable on the balance sheet of the Person making such advance or loan), guarantee or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by, any other Person.

     "ISSUE" means issue, assume, Guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Debt or Capital Stock of a Person existing at the time such Person becomes a Subsidiary of another Person (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be issued by such Subsidiary at the time it becomes a Subsidiary of such other Person.

     "ISSUE DATE" means the date on which any Note is originally issued and with respect to any Note issued in transfer, exchange or replacement, means the date of issue of the Note to which such transfer, exchange or replacement Note relates.

     "LEVERAGE RATIO" means, as of any date, the ratio of (A) total Debt of Garden State and its Restricted Subsidiaries on a consolidated basis as of such date to (B) Trailing Adjusted Consolidated Operating Cash Flow of Garden State as of such date; PROVIDED, however, that the Debt of any Restricted Subsidiary (and its Restricted Subsidiaries) that is not a Wholly Owned Subsidiary, on a fully diluted basis, of Garden State shall be included pro-rata only to the extent of Garden State's common equity ownership interest therein, on a fully diluted basis.

     "LIEN" means any lien, mortgage, charge, pledge, security interest, or other encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof), whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute) of any jurisdiction.)

     "MANAGEMENT AGREEMENT" means the Management Agreement, dated July 1, 1988, between ANI and MediaNews, as the same may be amended, modified or supplemented in accordance with its terms.

     "MEDIANEWS" or "MNG" means MediaNews Group, Inc., a Delaware corporation and its successors.

     "MEDIANEWS TECHNOLOGIES" means MediaNews Technologies or MNT, a division of MNG which operates and manages ANI's and its Affiliates' electronic media business.

     "NET CASH PROCEEDS" from an Asset Sale or issuance of Capital Stock means cash payments received by way of conversion into cash or Cash Equivalents of any note or other obligation received in connection with such Asset Sale or issuance or by way of deferred payment of principal pursuant to, or liquidation of, any note or installment receivable or otherwise (but only as and when received therefrom), in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all income taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale or issuance of Capital Stock.

     "OBLIGATIONS" means all obligations for principal, premium, interest (including post-petition interest), penalties, fees, indemnification, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

     "OFFICERS' CERTIFICATE" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture.

     "PERMITTED BUSINESS" means the (i) ownership and operation of regional, local and other newspapers, and (ii) other businesses directly related to the Company's newspaper operations, including broadcast, electronic media, and other businesses deriving a majority of its revenue from advertising.

     "PERMITTED HOLDERS" means each of William Dean Singleton and Richard B. Scudder, members of their families and trusts for the benefit of such Persons.

     "PERMITTED INTERCOMPANY PAYMENTS" means (i) payments by the Company to MNG in respect of management fees for services actually rendered to Garden State and determined in a manner consistent with that described in this Offering Memorandum not to exceed $3.5 million for fiscal 1998, and increasing 10% per annum in each fiscal year thereafter and (ii) payment by the Company to MNT in respect of its allocated share of electronic media related expenses.

     "PERMITTED INVESTMENTS" means (i) Investments by a Restricted Subsidiary of Garden State in Garden State or a Restricted Subsidiary of Garden State or Investments by Garden State in a Restricted Subsidiary of Garden State,
(ii) Investments in cash or Cash Equivalents, (iii) Investments by Garden State or by any of its Restricted Subsidiaries in a Permitted Business, including, but not limited to, joint ventures or other business alliances in the ordinary course of business, provided that the other investors in such joint venture or business alliance are not Affiliates of ANI, (iv) Investments of Garden State and its Restricted Subsidiaries arising as a result of any Asset Sale otherwise complying with the terms of the Indenture, and (v) Other Investments (other than Investments specified in clauses (i) through (iv) above) in an aggregate amount, as valued at the time each such Investment is made, not exceeding $25.0 million.

     "PERSON" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "PREFERRED STOCK," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation. Preferred Stock of any Person shall include Disqualified Stock of such Person.

     "QUALIFIED CAPITAL STOCK" shall mean any Capital Stock which is not Disqualified Stock.

     "REFINANCE" means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue Debt in exchange or replacement for, such Debt. "Refinanced" and "Refinancing" shall have correlative meanings.

     "RESTRICTED INVESTMENT" means any Investment other than a Permitted Investment.

     "RESTRICTED PAYMENT" means (i) any dividend or distribution on or in respect of any shares of Capital Stock of Garden State or any of its Restricted Subsidiaries or to the direct or indirect holders (in their capacities as such) of Capital Stock of Garden State or any of its Restricted Subsidiaries; (ii) the redemption, repurchase, retirement or other acquisition for value of any Capital Stock of Garden State or any of its Restricted Subsidiaries; (iii) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the Investment by the Company therein, (iv) any Restricted Investment by Garden State or any Restricted Subsidiary of Garden State, PROVIDED that Restricted Payments shall not include (a) any dividend or distribution declared or paid by any Restricted Subsidiary of Garden State to Garden State or any of its Restricted Subsidiaries, or (b) the redemption, purchase, retirement or other acquisition for value by Garden State or any of its Restricted Subsidiaries of any Capital Stock of Garden State or any of its Restricted Subsidiaries held by Garden State or its Restricted Subsidiaries. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

     "RESTRICTED SUBSIDIARY" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Debt as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant.

     "SENIOR DEBT" means all Obligations of Garden State with respect to any Debt, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Debt shall not be senior in right of payment to the Notes. Notwithstanding the foregoing, Senior Debt shall not include: (i) any Debt of Garden State to any Subsidiary of Garden State; (ii) any Debt to, or guaranteed on behalf of, any Affiliate, director, officer or employee of Garden State or any Restricted Subsidiary (including, without limitation, amounts owed for compensation); (iii) Debt and other amounts incurred in connection with obtaining goods, materials or services owing to trade creditors;
(iv) Disqualified Stock; (v) any liability for federal, state, local or other taxes owed or owing by Garden State; (vi) Debt incurred in violation of the Indenture provisions set forth under "Limitation on Additional Debt"; and
(vii) Debt which is, by its express terms, junior in right of payment to the Notes.

     "SENIOR SUBORDINATED SECURED NOTES" means the Company's $100,000,000 12% Senior Subordinated Secured Notes due 2004.

     "SIGNIFICANT SUBSIDIARY" means any Restricted Subsidiary of Garden State which at the time of determination either (A) had assets which, as of the date of Garden State's most recent quarterly consolidated balance sheet, constituted at least 5% of Garden State's total assets on a consolidated basis as of such date, in each case determined in accordance with GAAP, or (B) had revenues for the twelve-month period ending on the date of Garden State's most recent quarterly consolidated statement of income which constituted at least 5% of Garden State's total revenues on a consolidated basis for such period.

     "STATED MATURITY," when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Debt, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or any installment of interest is due and payable.

     "SUBSIDIARY" means, with respect to any Person, (i) a corporation the majority of whose Voting Stock, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof has at least a majority ownership interest and the power to direct the policies, management and affairs thereof. For purposes of this definition, any director's qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

     "TRAILING" means, at or in respect of any date, the twelve-month period ending on the last day of the month immediately preceding such date for which financial statements are available.

     "TRUST INDENTURE ACT" means the Trust Indenture Act of 1939, as amended.

     "UNRESTRICTED SUBSIDIARY" means any Subsidiary (including its subsidiaries) so designated by a Board Resolution adopted by the Board of Directors of the Company in accordance with "--Certain Covenants--Limitation on Restricted and Unrestricted Subsidiaries" above. Notwithstanding the foregoing, an Unrestricted Subsidiary shall be deemed to be redesignated a Restricted Subsidiary at any time if (a) the Company or any Restricted Subsidiary (i) provides credit support for, or a guarantee of, any Debt of such Unrestricted Subsidiary or any of its Subsidiaries (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Unrestricted Subsidiary or any of its Subsidiaries, (b) a default with respect to any Debt of such Unrestricted Subsidiary or any of its Subsidiaries (including any right which the holders thereof may have to take enforcement action against any of them) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company or any Restricted Subsidiary to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity or (c) such Unrestricted Subsidiary or any of its subsidiaries incurs Debt pursuant to which the lender has recourse to any of the assets of Garden State or any of its Restricted Subsidiaries.

     "U.S. GOVERNMENT OBLIGATIONS" means money or direct non-callable obligations of, and obligations guaranteed by, the United States of America for the payment of which the full faith and credit of the United States is pledged.

     "VOTING STOCK" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "WHOLLY OWNED SUBSIDIARY" means any Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the applicable corporation or another Wholly Owned Subsidiary of the applicable corporation.

                            BOOK-ENTRY; DELIVERY AND FORM

     Except as described in the next paragraph, the Exchange Notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the "Global Notes"). The Global Notes will be deposited on the Issue Date with, or on behalf of, DTC, New York, New York, and registered in the name of a nominee of DTC.

     THE GLOBAL NOTES. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and
(ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in any of the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes. Interests in the Global Notes will also be subject to certain restrictions on transfers as set forth under the heading "Transfer Restrictions."

     Payments of the principal of, premium (if any) and interest (including Additional Interest) on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest (including Additional Interest) in respect of the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Note ("Certificated Note") for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Notes, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     CERTIFICATED NOTES. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, Certificated Notes will be issued in exchange for the Global Notes.

                      CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The exchange of Original Notes for Exchange Notes should not constitute a recognition event for federal income tax purposes. Consequently, no gain or loss should be recognized by Holders upon receipt of the Exchange Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of Exchange Notes, a Holder's basis in Exchange Notes should be the same as such Holder's basis in the Original Notes exchanged therefor. Holders should be considered to have held the Exchange Notes from the time of their original acquisition of the Original Notes.

     IN ANY EVENT, PERSONS CONSIDERING THE EXCHANGE OF ORIGINAL NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTIONS.

                          DESCRIPTION OF OTHER INDEBTEDNESS

     The following outlines certain terms of the indebtedness and other obligations of ANI and the Subsidiaries of Garden State after giving effect to the sale of the Original Notes. For further information on indebtedness and other obligations of the Company, see the Consolidated Financial Statements of Garden State and the notes thereto incorporated by reference herein. See "Certain Documents Incorporated by Reference."

GARDEN STATE CREDIT FACILITY

     The Garden State Credit Facility, as amended (the "Garden State Credit Facility"), provides for up to $284.0 million of borrowings under four tranches:
(i) the first tranche ("RCA") is a $167.0 million senior secured revolving credit facility with a maturity date of June 30, 2003 available only for acquisitions; (ii) the second tranche ("RCB") is a $27.0 million senior secured revolving credit facility, including sublimits of $7.0 million available for standby letters of credit, with a maturity of March 31, 2004; (iii) the third tranche ("RCC") is a $75.0 million senior secured revolving credit facility available for acquisitions and other corporate purposes with a maturity date of March 31, 2004; and (iv) the fourth tranche is a $15.0 million term loan ("Term A Loan") with a maturity of March 31, 2004.

     All borrowings under the Garden State Credit Facility bear interest at rates based upon, at Garden State's option, Eurodollar or prime, plus a spread based on leverage. Pursuant to a requirement in the Garden State Credit Facility, Garden State entered into an interest rate swap maturing in April, 1999, with a notional amount of $50.0 million and a fixed annual interest rate of 6.445% plus the applicable spread. As of the date hereof and giving effect to an amendment to be effective on the Issue Date, Garden State's Eurodollar spread is 1.50%.

     The Garden State Credit Facility contains restrictive covenants which relate to, among other things, the incurrence of additional debt, the incurrence of additional liens, capital expenditures and distributions. Additionally, certain financial ratios based on leverage, debt service, interest coverage and fixed charges must be maintained. The tranches under the Garden State Credit Facility are secured by different collateral pools. RCA borrowings are secured only by the assets which were acquired with RCA borrowings. The Term A Loan is secured by substantially all the assets of New England Newspapers, Inc., a subsidiary of Garden State. The remaining tranches are secured by substantially all of Garden State's remaining tangible and intangible assets and the stock of Garden State and its Restricted Subsidiaries.

     As of December 31, 1997, after giving effect to the sale of the Original Notes and use of proceeds and the acquisition of the DAILY NEWS on January 29, 1998, approximately $151.0 million will be available under RCA for future acquisitions, approximately $22.2 million will be available under RCB, approximately $55.0 million will be available under RCC for future acquisitions and other corporate purposes, and the Term A Loan will be fully outstanding.

     The following table sets forth the annual commitment reductions for RCA, RCB and RCC, as well as annual payments under the Term A Loan, giving effect to the amended Garden State Credit Facility.


                        RCA           RCB             RCC         Term A Loan
                     ---------     ---------       ---------      -----------
                                 (In thousands)
 1998  . . . . .     $  10,000     $   --          $   3,000      $    --
 1999  . . . . .        31,000         --              7,500           --
 2000  . . . . .        31,000         --              7,500           --
 2001  . . . . .        31,000         --             12,000           --
 2002  . . . . .        31,000         --             12,000          3,750
 Thereafter  . .        33,000       27,000           33,000         11,250
                     ---------     ---------       ---------      -----------
                     $ 167,000     $ 27,000        $  75,000      $  15,000
                     ---------     ---------       ---------      -----------
                     ---------     ---------       ---------      -----------

SENIOR SUBORDINATED SECURED NOTES

     In May, 1994, Garden State issued $100.0 million of Senior Subordinated Secured Notes pursuant to an indenture between Garden State, as issuer, and The Bank of New York, as trustee (the "Garden State Indenture"). The Notes were issued at par and bear interest at 12% payable semi-annually, in arrears, on January 1 and July 1. The Notes are redeemable at the option of Garden State, in whole or in part, on and after July 1, 1999, at redemption prices set forth in the Garden State Indenture. The Garden State Indenture requires that, upon the occurrence of a Change in Control (as defined in the Garden State Indenture), Garden State offer to repurchase the Notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest thereon.

     The Garden State Indenture contains customary covenants with respect to, among other things, limitation on the incurrence of additional liens and indebtedness by Garden State and its Subsidiaries, and restrictions on Garden State's ability to pay dividends or make certain other restricted payments. In addition, the Garden State Indenture contains customary events of default. The Senior Subordinated Secured Notes are secured only by a second lien on the stock of GSI.

CAPITAL LEASE OBLIGATIONS

     As of December 31, 1997, $7.5 million was outstanding under Garden State's capital lease agreements, principally related to a production facility.

OTHER OBLIGATIONS

     In connection with various acquisitions, Garden State and its Subsidiaries have issued notes payable to prior owners and assumed certain debt obligations, with an aggregate discounted value as of December 31, 1997, of $23.9 million. The notes payable and other debt obligations bear interest at rates ranging from 0% to 6%. Notes bearing interest at below market rates were discounted at rates ranging from 9% to 12.0%. These notes and other debt obligations are not secured and contain no restrictions on payment of dividends.

SUBORDINATED PROMISSORY NOTE

     On January 30, 1998, Garden State entered into a subordinated note purchase agreement, pursuant to which Garden State issued a $47.6 million, 9.0% Subordinated Promissory Note (the "Promissory Note") due January 31, 2010. Interest accruing on the Promissory Note is payable quarterly beginning on March 31, 1998, provided that on each interest payment date occurring on or prior to December 31, 2002, the Company may elect to defer any or all accrued and unpaid interest otherwise due and payable. However, in calendar years 2000, 2001 and 2002 the Company must pay the lesser of $3.0 million or all accrued and unpaid interest due in such year. The Promissory Note is subordinated and junior in right of payment to Garden State's Bank Credit Agreement, Senior Subordinated Secured Notes and the Senior Subordinated Notes. No scheduled principal payments are required until January 31, 2010, at which time the outstanding principal amount is due and payable. ANI has guaranteed the Promissory Note. Proceeds from the Promissory Note were used to fund a portion of the DAILY NEWS acquisition.

ANI SENIOR DISCOUNT DEBENTURES

     In May, 1994, ANI issued approximately $173,576,000 principal amount of 13 1/4% Senior Discount Debentures due 2006 pursuant to an indenture between ANI, as issuer, and The Bank of New York, as trustee (the "ANI Indenture"). The ANI Senior Discount Debentures were issued at a discount of approximately 48% from their principal amount at maturity. Interest on the ANI Senior Discount Debentures is payable semi-annually on July 1 and January 1 of each year, commencing January 1, 2000, at the rate of 13 1/4% per annum. Prior to such date, no periodic payment of interest is due.

     The ANI Senior Discount Debentures are redeemable at the option of ANI, in whole or in part, on and after July 1, 1999, at redemption prices set forth in the ANI Indenture. The ANI Indenture requires that, upon the occurrence of a Change of Control (as defined in the ANI Indenture), ANI offer to repurchase the ANI Senior Discount Debentures at a purchase price of 101% of their Accreted Value (as defined in the ANI Indenture), prior to July 1, 1999, and from and after such date at 101% of the principal amount, plus accrued interest thereon to the date of repurchase.

     The ANI Indenture contains customary covenants with respect to, among other things, limitation on the incurrence of additional liens and indebtedness by ANI and its subsidiaries, including Garden State, and restrictions on ANI's ability to pay dividends or make certain other restricted payments. In addition, the ANI Indenture contains customary events of default.

                                 PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Original Notes for its own account as a result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of up to 180 days after the consummation of the Exchange Offer (subject to extension in certain events), it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sales of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods at resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of up to 180 days after the consummation of the Exchange Offer, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any person subject to the prospectus delivery requirements of the Securities Act that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer, other than commissions and concessions of any brokers or dealers, and will indemnify the holders of the Original Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                       EXPERTS

     The consolidated financial statements of Garden State Newspapers, Inc. and Garden State Investments, Inc., included in the Garden State Newspapers, Inc. Annual Report (Form 10-K) for the year ended June 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. In addition, the Financial Statements of Tower Media, Inc., for the year ended December 28, 1997, which were included in the Garden State Newspapers, Inc. Form 8-K/A dated January 29, 1998, have also been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated therein by reference. All such financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                    LEGAL MATTERS

     The legality of the issuance and sale of the Notes will be passed upon for Garden State by Verner, Liipfert, Bernhard, McPherson and Hand, Chartered, Washington, D.C. Howell E. Begle, Jr., an officer of and Counsel to ANI, GSN and the Subsidiaries of GSN, a director of GSN and the Subsidiaries of GSN, and trustee with respect to various trusts holding ANI common stock, is Of Counsel to such firm.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                  -----------------

                                  TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . iii

Certain Information Incorporated by Reference. . . . . . . . . . . . . .  iv

Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . . . .  10

The Exchange Offer . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

Description of Notes . . . . . . . . . . . . . . . . . . . . . . . . . .  28

Book-Entry; Delivery and Form. . . . . . . . . . . . . . . . . . . . . .  46

Certain Federal Income Tax Considerations. . . . . . . . . . . . . . . .  47

Description of Other Indebtedness. . . . . . . . . . . . . . . . . . . .  48

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . .  50

Independent Public Accountants . . . . . . . . . . . . . . . . . . . . .  51

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51




                                     $50,000,000




                                      ----------

                                      PROSPECTUS

                                      ----------




                            GARDEN STATE NEWSPAPERS, INC.




                                OFFER TO EXCHANGE ITS
                      SERIES A 8-3/4% SENIOR SUBORDINATED NOTES
                                       DUE 2009

                        FOR ANY AND ALL OF ITS SERIES B 8-3/4%
                              SENIOR SUBORDINATED NOTES
                                       DUE 2009










                                     MAY  , 1998

                                       PART II

           INFORMATION NOT REQUIRED IN THE PROSPECTUS/INFORMATION STATEMENT

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation formed under the laws of the State of Delaware may indemnify any director, officer, employee or agent of the corporation who was or is a party or is threatened to be made a party to (i) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) or
(ii) any threatened, pending or completed action suit in, by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was such director, officer, employee or agent of the corporation, or is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise at the request of the corporation. Indemnification in the case of actions, suits and proceedings under
(i) above shall be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceedings and in the case of actions and suits listed under (ii) above shall be against expenses (including attorney's fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suits. The indemnified person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Any indemnification provided under Section 145 of the DGCL is permitted to be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 145. Such determination shall be made by (i) the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or if such a quorum is not obtainable, or, even if obtainable (ii) a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Article VII of the Registrant's Certificate of Incorporation provides for indemnification of the aforementioned parties to the fullest extent permitted under the DGCL.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by Section 102(b)(7) of the DGCL, Article VII of the Registrant's Certificate of Incorporation, as amended and restated, includes a provision that limits a director's personal liability to such Issuer or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director in accordance with the provisions of Section 102(b)(7).

     The Registrant maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Registrant.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     See Index to Exhibits.

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (3)  That every prospectus (i) that is filed pursuant to paragraph (2), or
(ii) purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on May 1, 1998.


                                             GARDEN STATE NEWSPAPERS, INC.


                                             By:  /s/ Joseph J. Lodovic, IV
                                                ----------------------------
                                                Joseph J. Lodovic, IV
                                                Executive Vice President and
                                                Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:


         SIGNATURE                          TITLE                     DATE
---------------------------      ---------------------------    ---------------

/s/ William Dean Singleton        Vice Chairman, President,
---------------------------      Chief Executive Officer and      May 1, 1998
 (William Dean Singleton)         Director (Chief Executive
                                          Officer)


/s/ Joseph J. Lodovic, IV         Executive Vice President
---------------------------      and Chief Financial Officer      May 1, 1998
  (Joseph J. Lodovic, IV)         (Chief Financial Officer)


/s/ Richard B. Scudder                    Director                May 1, 1998
---------------------------
   (Richard B. Scudder)


/s/ Peter M. Miller                       Director                May 1, 1998
---------------------------
     (Peter M. Miller)


/s/ Howell E. Begle, Jr.           Director, Counsel and          May 1, 1998
---------------------------         Assistant Secretary
  (Howell E. Begle, Jr.)


/s/ Ronald A. Mayo               Vice President Finance and
---------------------------         Controller (Principal         May 1, 1998
    (Ronald A. Mayo)                 Accounting Officer)


INDEX TO EXHIBITS


EXHIBIT
  NO.         DESCRIPTION
-------       -----------
 3.1*         -Second Amended and Restated Certificate of Incorporation
 3.2*         -Form of Fourth Amended and Restated Certificate of Incorporation
 3.5*         -Form of Certificate of Incorporation of Garden State
               Investments, Inc.
 4.1*         -Form of Indenture
 4.2*         -Form of Second Pledge Agreement between Garden State
               Investments, Inc., Bank of New York, Wilmington Trust Company and
               William J. Wade
 4.3***       -Registration Rights Agreement dated as of October 1, 1997, among
               Garden State Newspapers, Inc. as Issuer and B.T. Alex Brown
               Incorporated; Goldman, Sachs & Co.; BNY Capital Markets, Inc. as
               Initial Purchasers
 4.4***       -Indenture dated as of October 1, 1997, between Garden State
               Newspapers, Inc. as Issuer and The Bank of New York as Trustee
 4.5          -Form of Garden State Newspapers, Inc.'s 8-3/4% Senior
               Subordinated Notes due 2009, Series A
 4.6***       -Form of Garden State Newspapers, Inc.'s 8-3/4% Senior
               Subordinated Notes due 2009, Series B, contained in the Indenture filed as Exhibit 4.4
 4.7          -Registration Rights Agreement dated as of February 6, 1998, among Garden State Newspapers, Inc. and the Purchasers listed on the signature page.
 5.0          -Opinion of Verner, Liipfert, Bernhard, McPherson & Hand
10.1*         -Form of Senior Note Agreement between Garden State Newspapers,
               Inc. and certain of its subsidiaries, as obligors, and John
               Hancock Mutual Life Insurance Company, Lender
10.2*         -Form of Garden State Credit Facility Agreement
10.3*         -Form of New NJNI Credit Facility Agreement
10.4*         -Management Agreement dated July 1, 1988, between MediaNews
               Group, Inc. and the Registrant
10.5*         -Employment Agreement dated April 26, 1985, between Garden State
               Newspapers, Inc. and William Dean Singleton, with April 30, 1986,
               October 1, 1988, and February 10, 1993, Amendments
10.6*         -Amended and Restated Partnership Agreement of North Jersey
               Newspapers Company dated December 31, 1991, between North Jersey
               Newspapers, Inc., and Affiliated Newspapers Investment
               Company
10.7*         -Joint Operating Agreement dated January 13, 1989, among York
               Daily Record, Inc., York Newspapers, Inc., and The York
               Newspapers Company
10.8*         -Form of Tax Sharing Agreement by and between Garden State
               Newspapers, Inc. and Affiliated Newspapers Investments, Inc.
10.9*         -Form of Used Equipment Trade Agreement between Alameda Newspaper
               Group and Man Roland, Inc.
10.10*        -Form of Used Equipment Trade Agreement between North Jersey
               Newspapers Company and Man Roland, Inc.
10.11*        -Form of Agreement between Garden State Newspapers, Inc. and
               North Jersey Newspapers Company for an option to purchase three
               Colormatic Presses
10.12*        -Consulting Agreement dated November 16, 1993, between J. Allan
               Meath and Garden State Newspapers, Inc.
10.13*        -Letter Agreement between Media General, Garden State Newspapers,
               Inc. and Affiliated Newspapers Investment Company, dated as of
               March 16, 1994
10.14*        -Purchase Agreement dated March 25, 1994, between Thomson
               Newspapers and Affiliated Newspapers Investments, Inc.
10.15*        -Amendment dated May 3, 1994, to Letter Agreement between Media
               General, Garden State Newspapers, Inc. and Affiliated Newspapers
               Investment Company dated as of March 16, 1994



EXHIBIT
  NO.         DESCRIPTION
-------       -----------
10.16*        -Form of Amendment and Restatement of Trust Agreement among
               Garden State Newspapers, Inc., Alameda Newspapers, Inc., Graham
               Newspapers, Inc., The Johnstown Tribune Publishing Company,
               Mid-States Newspapers, Inc., and York Newspapers, Inc.; John
               Hancock Mutual Life Insurance Company, John Hancock Variable Life
               Insurance Company and Mellon Bank N.A., as Trustee of AT&T Master
               Pension Trust; Bankers Trust Company, a New York banking
               corporation; Wilmington Trust Company, a Delaware banking
               corporation; and William J. Wade
10.17*        -Form of Amended and Restated Pledge Agreement among Garden State
               Newspapers, Inc., its subsidiaries, John Hancock Mutual Life
               Insurance Company, John Hancock Variable Life Insurance Company
               and Mellon Bank, N.A., as Trustee of AT&T Master Pension Trust,
               Bankers Trust Company, a New York banking corporation, Wilmington
               Trust Company, a Delaware banking corporation, and William J.
               Wade
10.18**       -Form of Asset Purchase Agreement dated July 15, 1994, among
               Mid-State Newspapers, Inc., as Seller; Garden State Newspapers,
               Inc., as guarantor; Bristol Acquisition Corp., as Purchaser
10.19**       -Asset Purchase Agreement and assumed debt agreements related to
               THE GLOUCESTER COUNTY TIMES and TODAY'S SUNBEAM asset acquisition
10.20**       -Asset Purchase Agreement dated July 31, 1995, by and among EPC
               Holding, Inc., The Eagle Publishing Company, Reformer Publishing
               Corporation, Middletown Press Publishing Corporation, and Eagle
               Street Realty Trust, as Sellers, and New England Newspapers,
               Inc., Brattleboro Publishing Company, Connecticut Newspapers,
               Inc. and Pittsfield Publications, Inc., as Purchasers
10.21**       -Asset Purchase Agreement dated July 31, 1995, by and among
               Banner Publishing Corporation and Eagle Street Realty Trust, as
               Sellers, and New England Newspapers, Inc. and North Eastern
               Publishing Company, as Purchasers
10.22**       -Asset Purchase Agreement dated August 24, 1995, by and among
               Connecticut Newspapers, Inc., as Seller, and Middletown
               Acquisition Corp., as Purchaser
10.23**       -$42.0 million Credit Agreement dated August 24, 1995, by and among Garden State Newspapers, Inc., The Bank of New York and
               Bankers Trust Company, as Agents
10.24**       -Agreement dated April 29, 1996, by and among American Publishing
               (1991) Inc., Berkshire Newspapers, Inc., Evening News Company,
               Sidney Publication Company, Sterling Publishing Company and
               Garden State Investments, Inc.
10.25**       -Agreement dated April 30, 1996, by and among Garden State
               Investments, Inc. and The Denver Post Corporation for the
               sale/purchase of the capital stock of Eastern Colorado Publishing
               Company
10.26**       -Asset Purchase Agreement by and among Thomson Newspapers, Inc.,
               Seller, and Garden State Newspapers, Inc., Purchaser, relating to the PASADENA STAR-NEWS, WHITTIER DAILY NEWS, SAN GABRIEL VALLEY
               TRIBUNE and Various Related Publications Collectively Referred to
               by Seller as The Thomson L.A. News Group Published in Pasadena,
               Whittier and West Covina, California; The TIMES-STANDARD and
               Various Related Publications Published in Eureka, California; and
               THE EVENING SUN and Various Related Publications Published in
               Hanover, Pennsylvania, dated October 30, 1996
10.27**       -$240,000 Credit Agreement Dated as of August 31, 1995, as
               Amended and Restated as of October 31, 1996, among Garden State
               Newspapers, Inc., the Banks listed in the signature pages hereof
               (including Bankers Trust Company, as Documentation Agent) and The
               Bank of New York (including in its capacity as Administrative and
               Syndication Agent), as Agent
10.28**       -Asset Purchase Agreement dated as of February 13, 1997, by and among Mid-States Newspapers, Inc., as Seller, and Newspaper
               Holdings, Inc., as Buyer



EXHIBIT
  NO.         DESCRIPTION
-------       -----------
10.29**       -Asset Purchase Agreement by and among Thomson Newspapers, Inc.,
               Seller, and Garden State Newspapers, Inc., Purchaser, relating to the SENTINEL & ENTERPRISE and various related publications published in Fitchburg, Massachusetts; THE DAILY NEWS and various related publications published in Lebanon, Pennsylvania; and THE
               DAILY NONPAREIL and various related publications published in
               Council Bluffs, Iowa, dated February 27, 1997
10.30**       -Asset Purchase Agreement by and among Lowell Sun Publishing
               Company and Lowell Sun Realty Company (Sellers), Garden State
               Newspapers, Inc. (Purchaser), and John H. Costello, Jr.,
               Alexander S. Costello, Thomas F. Costello, Andrew G. Costello,
               Charlotte E. LaPierre and Dana Biadi (Guarantors), Relating to
               the Acquisition of THE SUN and THE SUNDAY SUN dated July 31, 1997
10.31**       -Asset Purchase and Sale Agreement by and between Tower Media,
               Inc., as Seller; Jack Kent Cooke Incorporated, as Guarantor; and
               Garden State Newspapers, Inc., as Purchaser, dated as of
               December 1, 1997
10.32**       -Indenture dated as of October 1, 1997, between Garden State
               Newspapers, Inc. and The Bank of New York, as Trustee, for the
               issuance of up to $300,000,000 of Series A & B 8-3/4% Senior
               Subordinated Notes due 2009
10.33**       -Subordinated Note Purchase Agreement between Garden State
               Newspapers, Inc. and Greenco, Inc. dated as of January 30, 1998
10.34         -Note Purchase Agreement dated February 6, 1998, by and among
               Garden State Newspapers, Inc. and the Purchasers of $50,000,000
               of 8-3/4% Notes due 2009
12.1**        -Computation of Ratio Earnings to Fixed Charges
21.1          -Subsidiaries of Registrant
23.1          -Consent of Independent Auditors
23.2          -Consent of Verner, Liipfert, Bernhard, McPherson & Hand
               (contained in their opinion filed as Exhibit 5)
25            -Form T-1 Statement of Eligibility Under the Trust Indenture Act
               of 1939 of The Bank of New York
99.1          -Form of Letter of Transmittal

_________________

     *         Previously filed as exhibits to registration statement on Form
               S-1 (No. 33-75156) and amendments thereto.
     **        Previously filed.
     ***       Previously filed as exhibits to Registration Statement on Form
               S-4 (No. 333-38663).